2/25

08000891

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advanced Info Service Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME BEST AVAILABLE COPY

**NEW ADDRESS

PROCESSED
FEB 2 6 2008
THOMSON FINANCIAL

FILE NO. 82- 03436

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: [signature]

DAT : 2/25/08

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 DECEMBER 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2007 and 2006, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2007 and 2006, and the consolidated and company results of operations, and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
19 February 2008

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current Assets					
Cash and cash equivalents	6	8,316,665,598	12,742,217,840	3,713,234,654	3,725,033,698
Short-term investments	7	123,443,246	118,186,639	-	-
Trade accounts receivable, net	8	8,054,187,522	4,898,181,586	11,176,551,179	5,288,900,193
Amounts due from and loans to related parties	33	770,301	2,972,924	85,018,724	87,112,658
Receivables for cash card		599,541,524	620,504,812	-	-
Value added tax receivables - third party		136,762,816	463,557,468	136,762,816	463,557,468
Inventories and spare part inventories for mobile phone network maintenance, net	9	1,236,245,758	2,055,466,362	137,111,582	113,363,630
Other current assets	10	2,117,997,767	1,991,808,285	1,727,883,958	1,756,240,054
Total Current Assets		20,585,614,532	22,892,895,916	16,976,562,913	11,434,207,701
Non-Current Assets					
Investments in subsidiaries, net	11	-	-	19,457,107,035	19,856,040,504
General investment	12	92,760,750	-	92,760,750	-
Property, plant and equipment, net	13	8,560,947,065	7,797,322,809	7,619,071,129	7,021,665,906
Assets under concession agreements, net	14	78,527,308,962	81,095,902,900	73,445,126,881	74,763,193,336
Intangible assets					
Computer software, net	15	1,326,737,423	1,308,758,923	1,173,298,555	1,234,412,300
Concession rights, net	16	2,596,275,367	3,051,104,407	-	-
Goodwill, net	16	6,670,138,669	7,837,042,669	-	-
Deferred tax assets	22	10,031,066,153	9,762,601,310	9,128,181,830	8,813,221,985
Other non-current assets, net	17	550,802,889	555,145,028	445,380,506	441,227,263
Total Non-Current Assets		108,356,037,278	111,407,878,046	111,360,926,686	112,129,761,294
Total Assets		128,941,651,810	134,300,773,962	128,337,489,599	123,563,968,995

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The accompanying notes on pages 9 to 54 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 December 2007 and 2006

	Notes	Consolidated 2007 Baht	Consolidated 2006 Baht	Company 2007 Baht	Company 2006 Restated Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loan from financial institutions	19	3,492,241,668	1,000,000,000	3,492,241,668	1,000,000,000
Trade accounts payable	18	4,218,177,264	5,759,710,259	3,915,050,194	5,662,484,910
Amounts due to and loans from related parties	33	361,241,537	523,209,571	13,386,152,303	4,925,438,937
Current portion of long-term debentures, net, and long-term borrowings	19	1,544,583,472	6,507,227,304	1,535,228,721	6,504,184,175
Concession right payable, accrued concession fee and excise tax	21	8,373,227,614	7,155,341,329	3,161,189,348	2,051,951,128
Unearned income - mobile phone service		3,468,898,797	3,658,799,935	4,437,359,674	4,072,274,829
Advance receipt from customers		1,014,350,112	1,090,978,614	-	-
Income tax payable		3,232,483,027	2,963,490,438	2,943,264,613	2,576,870,420
Other current liabilities	20	2,451,353,594	2,379,902,994	2,211,921,940	1,947,159,308
Total Current Liabilities		28,156,557,085	31,038,660,444	35,082,408,461	28,740,363,707
Non-Current Liabilities					
Swap and Forward contracts payable, net	3	382,836,809	137,954,287	382,836,809	137,954,287
Long-term debentures, net, and long-term borrowings	19	24,929,192,172	25,504,303,725	24,920,136,689	25,496,004,083
Other non-current liabilities		12,265,872	20,847,018	-	-
Total Non-Current Liabilities		25,324,294,853	25,663,105,030	25,302,973,498	25,633,958,370
Total Liabilities		53,480,851,938	56,701,765,474	60,385,381,959	54,374,322,077
Shareholders' Equity					
Share capital					
Authorised share capital		4,997,459,800	4,997,459,800	4,997,459,800	4,997,459,800
Issued and fully paid-up share capital	26	2,958,123,252	2,953,546,816	2,958,123,252	2,953,546,816
Premium on share capital	26	21,250,963,792	20,978,563,672	21,250,963,792	20,978,563,672
Advanced receipts for share subscription	26,36	15,376,627	14,503,874	15,376,627	14,503,874
Unrealised gain from dilution of investment		161,186,663	161,186,663	-	-
Retained earnings					
Appropriated - Legal reserve	27	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		49,998,651,867	52,330,151,948	43,227,643,969	44,743,032,556
Total parent's shareholders' equity		74,884,302,201	76,937,952,973	67,952,107,640	69,189,646,918
Minority interests		576,497,671	661,055,515	-	-
Total Shareholders' Equity, net		75,460,799,872	77,599,008,488	67,952,107,640	69,189,646,918
Total Liabilities and Shareholders' Equity		128,941,651,810	134,300,773,962	128,337,489,599	123,563,968,995

The accompanying notes on pages 9 to 54 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Income
For the years ended 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Revenues					
Revenues from services and equipment rentals		94,810,423,614	76,052,889,453	91,879,003,667	72,067,987,774
Sales		13,643,627,957	15,375,267,096	-	-
Total revenues		108,454,051,571	91,428,156,549	91,879,003,667	72,067,987,774
Cost					
Cost of services and equipment rentals		38,441,061,520	23,138,518,723	39,468,879,891	23,771,123,151
Concession fee and excise tax		19,691,093,644	18,753,963,502	18,196,405,243	17,398,743,344
Cost of sales		12,624,415,196	14,063,099,404	-	-
Total cost		70,756,570,360	55,955,581,629	57,665,285,134	41,169,866,495
Gross profit		37,697,481,211	35,472,574,920	34,213,718,533	30,898,121,279
Selling and administrative expenses		12,767,492,454	11,420,781,559	12,142,052,036	12,159,752,817
Profit from sales, services and equipment rentals	28	24,929,988,757	24,051,793,361	22,071,666,497	18,738,368,462
Other operating income	29	661,584,025	1,014,972,725	599,702,086	660,705,449
Net (loss) gain on exchange rate		(56,062,535)	47,513,916	(73,477,784)	26,283,862
Directors' remuneration	33	(10,399,789)	(7,580,000)	(10,094,789)	(6,710,000)
Operating results		25,525,110,458	25,106,700,002	22,587,796,010	19,418,647,773
Dividend income		-	-	2,878,158,203	5,823,342,146
Profit before interest and tax		25,525,110,458	25,106,700,002	25,465,954,213	25,241,989,919
Interest expense		(1,720,706,270)	(1,538,245,937)	(2,050,327,343)	(1,775,110,004)
Income tax	23	(7,562,357,091)	(7,460,290,639)	(6,309,048,717)	(5,984,209,071)
Profit before minorities		16,242,047,097	16,108,163,426	17,106,578,153	17,482,670,844
Loss attributable to minorities, net		(48,419,562)	(147,852,068)	-	-
Net profit for the year		16,290,466,659	16,256,015,494	17,106,578,153	17,482,670,844
Basic earnings per share	30				
Net profit for the year		5.51	5.50	5.79	5.92
Diluted earnings per share	30				
Net profit for the year		5.51	5.50	5.79	5.92

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 54 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2007 and 2006

Consolidated (Baht)

	Issued and paid up share capital	Premium on share capital	Advanced receipt for share subscription	Fair value reserve	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Treasury Stock	Minority interests	Total
Opening balance 2007	2,953,546,816	20,978,563,672	14,503,874	-	161,186,663	500,000,000	-	52,330,151,948	-	661,055,515	77,599,008,488
Net profit for the year	-	-	-	-	-	-	-	16,290,466,659	-	-	16,290,466,659
Dividend paid (Note 32)	-	-	-	-	-	-	-	(18,621,966,740)	-	-	(18,621,966,740)
Transfer of advanced receipts to additional shares (Note 26)	333,286	14,170,588	(14,503,874)	-	-	-	-	-	-	-	-
Additional shares (Note 26)	4,243,150	258,229,532	-	-	-	-	-	-	-	-	262,472,682
Advanced receipt for share subscription (Note 26, 36)	-	-	15,376,627	-	-	-	-	-	-	-	15,376,627
Dividend received from subsidiaries	-	-	-	-	-	-	-	-	-	(36,138,282)	(36,138,282)
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(48,419,562)	(48,419,562)
Closing balance 31 December 2007	2,958,123,252	21,250,963,792	15,376,627	-	161,186,663	500,000,000	-	49,998,651,867	-	576,497,671	75,460,799,872
Opening balance 2006	2,950,639,869	20,729,933,193	25,257,338	17,669,750	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	885,435,641	79,934,551,842
Net profit for the year	-	-	-	-	-	-	-	16,256,015,494	-	-	16,256,015,494
Dividend paid	-	-	-	-	-	-	-	(18,592,833,134)	-	-	(18,592,833,134)
Transfer of advanced receipts to additional shares	491,439	24,765,899	(25,257,338)	-	-	-	-	-	-	-	-
Additional shares	4,955,708	223,864,580	-	-	-	-	-	-	-	-	228,820,288
Advanced receipt for share subscription	-	-	14,503,874	-	-	-	-	-	-	-	14,503,874
Fair value reserve of available-for-sale securities	-	-	-	(17,669,750)	-	-	-	-	-	-	(17,669,750)
Reversal of capital reserve for treasury stocl	-	-	-	-	-	-	(83,129,756)	83,129,756	-	-	-
Offset of treasury stock	(2,540,200)	-	-	-	-	-	-	(80,589,556)	83,129,756	-	-
Dividend received from subsidiaries	-	-	-	-	-	-	-	-	-	(76,528,058)	(76,528,058)
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(147,852,068)	(147,852,068)
Closing balance 31 December 2006	2,953,546,816	20,978,563,672	14,503,874	-	161,186,663	500,000,000	-	52,330,151,948	-	661,055,515	77,599,008,488

The accompanying notes on pages 9 to 54 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity (continued)
For the years ended 31 December 2007 and 2006

	Company (Baht)								
	Issued and paid up share capital	Premium on share capital	Advanced receipt for share subscription	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Treasury Stock	Total
Opening balance 2007	2,953,546,816	20,978,563,672	14,503,874	-	500,000,000	-	44,743,032,556	-	69,189,646,918
Net profit for the year	-	-	-	-	-	-	17,106,578,153	-	17,106,578,153
Dividend paid (Note 32)	-	-	-	-	-	-	(18,621,966,740)	-	(18,621,966,740)
Transfer of advanced receipts to additional shares (Note 26)	333,286	14,170,588	(14,503,874)	-	-	-	-	-	-
Additional shares (Note 26)	4,243,150	258,229,532	-	-	-	-	-	-	262,472,682
Advanced receipt for share subscription (Note 26,36)	-	-	15,376,627	-	-	-	-	-	15,376,627
Reversal of capital reserve for treasury stock	-	-	-	-	-	-	-	-	-
Closing balance 31 December 2007	2,958,123,252	21,250,963,792	15,376,627	-	500,000,000	-	43,227,643,969	-	67,952,107,640
Opening balance 2006	2,950,639,869	20,729,933,193	25,257,338	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	79,031,446,451
Retrospective adjustments (Note 4)	-	-	-	(161,186,663)	-	-	(8,813,774,742)	-	(8,974,961,405)
Opening balance - as restated	2,950,639,869	20,729,933,193	25,257,338	-	500,000,000	83,129,756	45,850,654,646	(83,129,756)	70,056,485,046
Net profit for the year	-	-	-	-	-	-	17,482,670,844	-	17,482,670,844
Dividend paid	-	-	-	-	-	-	(18,592,833,134)	-	(18,592,833,134)
Transfer of advanced receipts to additional shares	491,439	24,765,899	(25,257,338)	-	-	-	-	-	-
Additional shares	4,955,708	223,864,580	-	-	-	-	-	-	228,820,288
Advanced receipt for share subscription	-	-	14,503,874	-	-	-	-	-	14,503,874
Reversal of capital reserve for treasury stock	-	-	-	-	-	(83,129,756)	83,129,756	-	-
Offset of treasury stock	(2,540,200)	-	-	-	-	-	(80,589,556)	83,129,756	-
Closing balance 31 December 2006	2,953,546,816	20,978,563,672	14,503,874	-	500,000,000	-	44,743,032,556	-	69,189,646,918

The accompanying notes on pages 9 to 54 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows
For the years ended 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	32	34,325,231,862	35,026,603,614	26,711,185,589	30,419,179,447
Cash flows from investing activities:					
Net changes in short-term investments		(5,256,608)	155,411,090	-	-
Net changes in short-term loans to related parties		-	-	(18,200,000)	(40,300,000)
Proceeds from disposals of property and equipment		27,115,197	22,120,927	20,825,282	17,785,087
Cash invested in long-term investments in subsidiaries		-	-	(50,000,000)	(99,000,000)
Cash invested in general investment	12	(92,760,750)	-	(92,760,750)	-
Purchases of property, plant, equipment and computer software		(4,474,940,882)	(3,189,262,505)	(3,987,489,164)	(3,085,334,015)
Purchases of assets under concession agreements		(12,630,489,918)	(16,907,464,799)	(12,588,450,270)	(16,645,911,542)
Dividend received from subsidiaries		-	-	2,878,158,203	5,323,342,146
Net cash payments for investing activities		(17,176,332,961)	(19,919,195,287)	(13,837,916,699)	(14,029,418,324)
Cash flows from financing activities:					
Proceeds from short-term loans from financial institutions	19	7,367,734,438	5,850,000,000	7,367,734,438	5,850,000,000
Repayments of short-term loans from financial institutions	19	(5,000,000,000)	(4,850,000,000)	(5,000,000,000)	(4,850,000,000)
Proceeds from short-term loans from a subsidiary		-	-	9,500,000,000	6,500,000,000
Repayments of short-term loans from a subsidiary		-	-	(1,000,000,000)	(10,300,000,000)
Proceeds from long-term debentures		-	11,410,173,330	-	11,410,173,330
Repayments of long-term debentures	19	(6,500,000,300)	(14,250,000,150)	(6,500,000,300)	(14,250,000,150)
Proceeds from long-term borrowings	19	1,132,646,869	9,485,312,460	1,132,646,869	9,485,312,460
Finance lease principal payments	19	(22,871,772)	(16,495,313)	(19,473,941)	(15,174,893)
Net proceeds from capital increase		4,243,150	4,955,708	4,243,150	4,955,708
Net proceeds from share premium		258,229,532	223,864,580	258,229,532	223,864,580
Advanced receipts for share subscription		15,376,627	14,503,874	15,376,627	14,503,874
Payments of dividend	31	(18,621,966,740)	(18,592,833,134)	(18,621,966,740)	(18,592,833,134)
Payments of dividend to minorities		(36,138,282)	(76,528,058)	-	-
Net cash payments from financing activiites		(21,402,746,478)	(10,797,046,703)	(12,863,210,365)	(14,519,198,225)
Net (decrease) increase in cash and cash equivalents		(4,253,847,577)	4,310,361,624	10,058,525	1,870,562,898
Cash and cash equivalents at the beginning of the year		11,097,789,676	6,757,483,356	3,725,033,698	1,824,526,104
Unrealised (loss) gain on exchange rate of cash and cash equivalents		(21,857,569)	29,944,696	(21,857,569)	29,944,696
Cash and cash equivalents at the end of the year		6,822,084,530	11,097,789,676	3,713,234,654	3,725,033,698

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The accompanying notes on pages 9 to 54 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows (continued)
For the years ended 31 December 2007 and 2006

Supplementary information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2007 and 2006 comprise:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Cash and deposits at financial institutions	4,386.75	3,481.99	2,204.93	1,151.10
Short-term investments with maturities of three months or less	3,929.91	9,260.23	1,508.30	2,573.93
	8,316.66	12,742.22	3,713.23	3,725.03
Less restricted bank deposits (Note 6)	(1,494.58)	(1,644.43)	-	-
Total cash and cash equivalents	6,822.08	11,097.79	3,713.23	3,725.03

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the years ended 31 December 2007 and 2006 comprise:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Interest paid and income tax paid				
Interest paid	1,646.58	1,336.96	1,943.37	1,648.85
Income tax paid	7,560.06	8,505.14	6,257.07	6,424.53
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	1,646.84	3,488.21	1,562.55	3,301.02

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 54 are an integral part of these consolidated and company financial statements.

1 General information

Advanced Info Service Public Co., Ltd. ("the Company") is a public limited incorporated and resident in Thailand. The Company is listed on the Stock Exchange of Thailand. For reporting purposes, the Company and its subsidiaries are referred to as the 'Group'. The address of the Company's registered office is as follows:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principal business operations of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent. The concession agreement of the 900-MHz CELLULAR TELEPHONE SYSTEM is ended on 30 September 2015.

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession"). The concession agreement of the 1800-MHz CELLULAR TELEPHONE SYSTEM is ended on 15 September 2013.

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of PROVIDING BROADBAND SERVICE under a license from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a license from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The license agreement of INTERNATIONAL TELEPHONE SERVICE is ended 26 July 2026.

9) The operation of DISTRIBUTING OF CELLULAR PHONES

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION under a license from the National Telecommunications Commission ("NTC").

Under the agreements made with TOT in relation to the operation of DATAKIT VIRTUAL CIRCUIT SWITCH, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

1 General information (continued)

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalised software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

These consolidated and company financial statements have been approved for issue by the board of directors on 19 February 2008.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention except as modified by the accounting policies below.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported periods. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

An English version of the consolidated and company financial statements have been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 Amendment to accounting standards

Amendments to standards effective in 2007

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2007.

TAS 44: Consolidated and Separate Financial Statements
TAS 45: Investments in Associates
TAS 46: Financial Reporting of Interests in Joint Ventures

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.2 Amendment to accounting standards (continued)

Amendments to standards effective in 2008 and relevant to the Group

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008 and are relevant to the Group.

TAS 25: Cash Flow Statements
TAS 29: Leases
TAS 31: Inventories
TAS 33: Borrowing Costs
TAS 35: Presentation of Financial Statements (revised 2007)
TAS 39: Accounting Policies, Changes in Accounting Estimates and Errors (revised 2007)
TAS 41: Interim Financial Reporting (revised 2007)
TAS 43: Business Combination
TAS 51: Intangible Assets

The Group will apply these amendments to the standards from 1 January 2008. The application is not expected to have significant impact to the financial position or results of the operations of the Group.

Amendments to standards effective in 2008 and not relevant to the Group

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008 and are not relevant to the Group.

TAS 49: Construction Contracts

2.3 Group Accounting - Investments in subsidiaries

Subsidiaries, which are those entities in which the Group has power to govern the financial and operating policies are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2.14 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported by using the cost or the fair value.

A list of the Group's principal subsidiaries and the effects acquisitions and disposals of subsidiaries are shown in Note 11.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.4 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht.

Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statement of income.

2.5 Financial instruments

Financial instruments carried on the balance sheet include cash and deposits at financial institutions, short-term investments, trade receivables, related party receivables and payables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group uses financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts and cross currency swap agreements are recorded in the financial statements on the contract date. The purpose of these instruments is to manage risk.

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable or forward contracts payable on inception, and are translated at the year end exchange rate. Unrealised gains and losses on translation are recognised in the income statement. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

Interest rate derivatives help the Group to better manage effects from fluctuations in floating interest rates. Any differential to be paid on an interest rate derivative is recognised as a component of interest expense over the period of such instrument. Gains and losses on early termination of interest rate derivatives or on repayment of the borrowing are charged to the statements of income.

Disclosures about financial instruments to which the Group is a party are provided in Note 3.

2.6 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less and exclude restricted bank deposits.

2 Accounting policies (continued)

2.7 Investments

Investments other than investments in subsidiaries, associates and interests in joint ventures are classified into the following four categories: trading, held-to-maturity, available-for-sale and general investments. The classification is dependent on the purpose for which the investments were acquired. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as three months. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has expressed the intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Investments in non-marketable equity securities are classified as general investments.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the investments. Cost of investment includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gain and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. The fair value of investments are based on quoted bid price by reference to the Stock Exchange of Thailand. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment in securities.

Trading investments are traded in active markets and valued at market value at the close of business on the balance sheet date by reference to the Stock Exchange of Thailand quoted bid price. In the statement of income, the unrealised gains and losses of trading investments are recognised in the other income. In the statement of cash flows, trading investments are presented within the section on operating activities as part of changes in working capital (Note 32).

General investments are carried at cost less impairment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statement of income.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2.8 Trade accounts receivable

Trade accounts receivable are carried at original invoice amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.9 Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost or net realisable value. Cost is determined as follows:

Mobile phones, refill cards for 1-2-Call and sim cards	- Moving weighted average method
Spare parts (mobile phones and network)	- Moving weighted average method
Datanet equipment	- First-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving or defective inventories.

2.10 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis to write off the cost of each asset, except for land which is considered to have an indefinite life, to its residual value over its estimated useful life as follows:

	Years
Buildings and building improvements	5, 20
Leasehold building improvements	5, 10
Tools and equipment	3, 5, 10
Furniture, fixtures and office equipment	2-5
Communication equipment for rental	3
Communication equipment for major corporate customer rental	Over period of rental agreement
Vehicles (including vehicles under finance leases)	5

Computer software which is an integral part of related computer hardware is included in tools and equipment.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Gains and losses on disposals are determined by comparing proceeds carrying amount and are included in operating profit.

2.11 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

2 Accounting policies (continued)

2.12 Leases - where the Group is the lessee

Leases of property, plant or equipment which substantially transfer all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of income over the lease period so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant or equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.13 Assets under concession agreements

Assets under concession agreements represent the costs of certain equipment and other assets which have been or have to be transferred to the concession grantor. The costs of mobile phone networks under concession agreements are amortised as expense on the straight-line method over a period of 10 years not exceeding the remaining concession period for the digital system. The cost of Datanet tools and equipment under concession agreement is amortised as expense on the straight-line method over the period of 10 years not exceeding the remaining concession period. Computer systems under concession agreement of 1800-MHz operation is amortised as expense on the straight-line method over the period of 5 years not exceeding the remaining concession period.

2.14 Intangible assets

Computer software

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure which enhances or extends the performance computer software programmes beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs are recognised as assets are amortised using the straight-line method over their useful lives, not exceeding a period of 5 and 10 years.

Concession rights

The subsidiary's concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system, the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement from TAC, a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from CAT.

Concession rights are amortised over the concession period being the period over which the subsidiary will derive economic benefits from the rights.

2 Accounting policies (continued)

2.14 Intangible assets (continued)

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries is reported in the consolidated balance sheet as an intangible asset. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

Goodwill arising on acquisitions of the Group is amortised over a period of 15 years.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

2.15 Other assets

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations and expenditures relating to the improvement project of mobile phone service network. The following amortisation methods are used:

- Commitment fees of long-term loans are amortised over a period of five years.
- Costs of long-term leases for base stations are amortised over the period of each lease agreement.
- Expenditures relating to the increase of power of electricity at base stations are amortised over the remaining period of the concession agreements.
- Expenditures relating to the improvement project of mobile phone service network are amortised over a period of five years.
- License fees are amortised over the period of 10 years not exceeding the remaining concession period.

2.16 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2.17 Share capital

Ordinary shares are classified as equity.

Incremental external costs directly attributable to the issue of new shares, other than in connection with business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

2 Accounting policies (continued)

2.18 Revenue recognition

Sales is recognised upon delivery of products and customer acceptance.

Revenue from equipment rentals is recognised over the rental period and at the rate determined in the agreement.

Revenues from mobile phone and call center services are recognised when services are rendered to customers.

Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

2.19 Advertising costs

Advertising costs are expensed in the financial period during which they are incurred.

2.20 Employee benefits

The Group operates a provident fund that is a defined contribution plan. The assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and the relevant Group companies. Contributions to the provident fund are charged to the statement of income in the year to which they relate.

2.21 Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from amortisation on the assets under concession, depreciation on the property, plant and equipment, allowance for doubtful debts, provision for liabilities, tax losses carried forward.

Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.22 Dividends

Dividends are recorded in the Group's and Company's financial statements in the period in which they are approved by authorised persons.

2.23 Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments.

Segment information is presented by business of the Group's operations.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

3 Financial risk management

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as forward foreign exchange contracts and cross currency swap contracts to hedge certain exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Groups operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

3.1.1 Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to JPY and US dollar. Entities in the Group use forward contracts and cross currency swap contracts, transacted with Group Treasury, to hedge their exposure to foreign currency risk in connection with measurement currency. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings, external forward currency contracts and external cross currency swap contracts.

3.1.2 Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

3.2 Derivative financial instrument

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Swap contracts receivable	9,161.78	9,347.36	9,161.78	9,347.36
Swap contracts payable	(9,485.31)	(9,485.31)	(9,485.31)	(9,485.31)
Total swap contracts payable, net	(323.53)	(137.95)	(323.53)	(137.95)

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Forward contracts receivable	1,128.44	26.25	1,128.44	-
Forward contracts payable	(1,189.27)	(26.65)	(1,189.27)	-
Total forward contracts payable, net (Note 20)	(60.83)	(0.40)	(60.83)	-

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

3 Financial risk management (continued)

3.2 Derivative financial instrument (continued)

The carrying amounts and fair values of swap and forward contracts for the years ended 31 December 2007 and 2006 are as follows:

	Consolidated		Company	
	2007		2007	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Swap contracts	9,485.31	9,032.02	9,485.31	9,032.02

	Consolidated		Company	
	2006		2006	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Swap contracts	9,485.31	9,251.01	9,485.31	9,251.01

	Consolidated		Company	
	2007		2007	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Forward contracts	1,189.27	1,196.13	1,189.27	1,196.13

	Consolidated		Company	
	2006		2006	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Forward contracts	26.65	26.35	-	-

4 Change in accounting policy

The amendment of TAS no. 44 "Consolidated and Separate Financial Statements", TAS no. 45 "Investments in Associates" and TAS no. 46 "Interests in Joint Ventures" require the change from equity method to cost method for investments in subsidiaries, associates and jointly controlled entities presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. Those revised standards are mandatory from 1 January 2007. The Company has applied such method for investments in subsidiaries, associates and jointly controlled entities presented in the separate financial statements. The change in the accounting policy has an impact to the separate financial statements only and does not have an impact to the consolidated financial statements.

The Company has adopted the cost method in the separate financial statements since 1 January 2007 by applying retrospective adjustments. The effects of the change to the company balance sheet as at 31 December 2006 and the company statements of income for the year ended 31 December 2006 are as follows:

4 Change in accounting policy (continued)

Balance sheets as at 31 December 2006

	Restated Million Baht
Decrease in investments in subsidiaries	
Impact from change from equity to cost method	1,723.31
Impact from impairment loss to investment at cost	6,025.00
Decrease in investment in subsidiaries, net	7,748.31
Shareholders' equity	
Decrease in unrealized gain from dilution of investment as at 1 January 2006 and 31 December 2006	161.19
Decrease in retained earnings as at 31 December 2006	7,587.12
Decrease in retained earnings as at 1 January 2006	8,813.77

Statements of income for the year ended 31 December 2006

	Restated Million Baht
Increase in net profit for the year	1,226.66
Increase in basic earnings per share (Baht)	0.42
Increase in diluted earnings per share (Baht)	0.42

5 Segment information

The business operations of the Group, as reflected in the consolidated financial statements, are classified into three major segments as follows:

1) the operations of a 1800-MHz DIGITAL, 900-MHz CELLULAR TELEPHONE SYSTEM network, international call, call center service, electronic cash card and payment service via mobile phone
2) trading of mobile phones, rendering repair services for mobile phone and providing mobile phones for rent
3) the operations of data network and internet provider

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

5 Segment information (continued)

Financial information by business segment for the years ended 31 December 2007 and 2006 are shown as follows:

	Consolidated			
	2007			
	Mobile phone, International call and call center services Million Baht	Mobile phone sales Million Baht	Datanet and broadband service Million Baht	Group Million Baht
Revenue from services and equipment rentals	93,894.39	76.62	839.41	94,810.42
Sales	-	13,642.71	0.92	13,643.63
Other operating income	270.16	14.76	0.72	285.64
Total revenues	94,164.55	13,734.09	841.05	108,739.69
Operating expenses				
Cost of sales and services and equipment rentals	(57,198.84)	(12,980.66)	(577.07)	(70,756.57)
Selling and administrative expenses	(12,136.08)	(391.80)	(250.01)	(12,777.89)
Operating profit	24,829.63	361.63	13.97	25,205.23
Finance cost				
Net loss on exchange rate				(56.06)
Interest income				375.95
Interest expenses				(1,720.71)
Income before tax				23,804.41
Income tax				(7,562.36)
Profit before minority interests				16,242.05
Share of net loss in subsidiaries to minority interests				(48.42)
Net profit				16,290.47
Consolidated total assets	123,467.46	4,272.11	1,202.08	128,941.65
Consolidated total liabilities	52,855.94	318.68	306.23	53,480.85
Depreciation charges	3,082.00	4.64	87.50	3,174.14
Amortisation charges	15,665.20	0.74	125.46	15,791.40

5 Segment information (continued)

	Consolidated			
	2006			
	Mobile phone, International call and call center services Million Baht	Mobile phone sales Million Baht	Datanet and broadband service Million Baht	Group Million Baht
Revenue from services and equipment rentals	75,229.63	98.36	724.90	76,052.89
Sales	-	15,362.54	12.73	15,375.27
Other operating income	379.55	-	0.08	379.63
Total revenues	75,609.18	15,460.90	737.71	91,807.79
Operating expenses				
Cost of sales and services and equipment rentals	(41,326.42)	(14,080.97)	(548.19)	(55,955.58)
Selling and administrative expenses	(10,651.11)	(445.81)	(331.44)	(11,428.36)
Operating profit	23,631.65	934.12	(141.92)	24,423.85
Finance cost				
Net gain on exchange rate				47.51
Interest income				635.34
Interest expenses				(1,538.24)
Income before tax				23,568.46
Income tax				(7,460.29)
Profit before minority interests				16,108.17
Share of net loss in subsidiaries to minority interests				(147.85)
Net profit				16,256.02
Consolidated total assets	133,087.48	-	1,213.29	134,300.77
Consolidated total liabilities	56,376.64	-	325.13	56,701.77
Depreciation charges	3,628.40	-	77.97	3,706.37
Amortisation charges	14,481.16	-	116.55	14,597.71

6 Cash and cash equivalents

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Cash on hand	19.93	11.33	7.54	9.95
Baht deposits held at call with banks and fixed deposits with maturities of three months or less	6,637.12	12,262.96	2,046.08	3,247.15
Other currency deposits held at call with banks and fixed deposits with maturities of three months or less	1,659.61	467.93	1,659.61	467.93
Cash and cash equivalents	8,316.66	12,742.22	3,713.23	3,725.03

The effective interest rate on short-term bank deposits was 0.13% - 6.88% per annum (2006: 0.13% - 7.50% per annum).

Other currency deposits mainly represent USD 49.32 million deposits (2006: USD 13.01million). The Group holds US Dollars deposits to reduce currency exchange exposure arising on expected future payments denominated in US Dollars.

Restricted bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 1,494.58 million (2006: Baht 1,644.43 million) have to be maintained as the minimum at bank and cannot be used for other purposes apart from payment made to service providers.

7 Short-term investments

Short-term investments mainly represent private fund and fixed deposits. Private fund with a financial institution bears interest at the effective rate of 4.38% per annum (2006: 4.61%). Fixed deposits bear interest at an effective rate of 1.25% per annum (2006: 1.50% per annum).

The Group's fixed deposits amounting to Baht 12.62 million (2006: Baht 11.16 million) have been pledged with a bank in respect of bank guarantees.

8 Trade accounts receivable, net

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Trade accounts receivable, gross				
Third parties	3,604.28	3,166.12	2,215.77	1,890.43
Related parties (Note 33)	250.56	146.77	4,805.11	1,882.96
Accrued income	4,643.40	2,019.20	4,568.67	1,900.84
	8,498.24	5,332.09	11,589.55	5,674.23
Less allowance for trade receivables	(444.05)	(433.91)	(413.00)	(385.33)
	8,054.19	4,898.18	11,176.55	5,288.90

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

8 Trade accounts receivable, net (continued)

Outstanding trade accounts receivable from third parties as at 31 December can be analysed as follows:

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Current - 3 months	7,996.66	5,038.69	6,571.39	3,666.58
Overdue 3 - 6 months	177.15	94.51	157.47	85.25
Overdue 6 - 12 months	45.26	8.14	44.99	5.99
Overdue over 12 months	28.61	43.98	10.59	33.45
	8,247.68	5,185.32	6,784.44	3,791.27
Less allowance for trade receivables	(444.05)	(433.91)	(413.00)	(385.33)
	7,803.63	4,751.41	6,371.44	3,405.94

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to this factor, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

Outstanding trade accounts receivable from related parties as at 31 December can be analysed as follows:

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Current - 3 months	250.32	146.72	4,451.46	1,635.94
Overdue 3 - 6 months	-	0.01	45.40	247.02
Overdue 6 - 12 months	0.24	0.04	93.46	-
Overdue over 12 months	-	-	214.79	-
	250.56	146.77	4,805.11	1,882.96

9 Inventories and spare part inventories for mobile phone network maintenance, net

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Finished goods	1,147.88	2,010.01	-	-
Supplies and spare parts	12.87	9.52	-	-
Spare parts for mobile phone network maintenance	881.38	843.40	729.82	691.84
	2,042.13	2,862.93	729.82	691.84
Less allowance for obsolete inventories and diminution in value of inventories and spare parts for mobile phone network maintenance	(805.88)	(807.46)	(592.71)	(578.48)
	1,236.25	2,055.47	137.11	113.36

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

10 Other current assets

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Other receivables	375.80	225.80	74.31	98.06
Prepaid expenses	1,478.92	1,502.08	1,464.21	1,459.01
Others	263.28	263.93	189.36	199.17
	2,118.00	1,991.81	1,727.88	1,756.24

11 Investments in subsidiaries, net

	Company	
	2007 Million Baht	2006 Restated Million Baht
Opening net book amount - as previously reported	27,604.35	30,977.00
Retrospective adjustment (Note 4)	(7,748.31)	(8,974.96)
Opening net book amount as restated	19,856.04	22,002.04
Acquisition	50.00	-
Addition	-	99.00
Impairment	(448.93)	(2,245.00)
Closing net book amount	19,457.11	19,856.04

On 6 March 2007, AIS International network Company Limited, a subsidiary registered the name change to "AIN GlobalComm Company Limited" with Ministry of Commerce.

On 22 June 2007, the Company invested in Wireless Device Supply Company Limited ("WDS") of 499,993 ordinary shares with a par value of Baht 100 per share, totaling Baht 50.00 million. Total shares invested represent 99.99% ownership.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

11 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 31 December 2007 and 2006

Subsidiaries	Nature of Business	Country of incorporation	Nature of relationship	Paid-up capital Million Baht	Investment portion %	Cost Million Baht 31 December 2007	Cost Million Baht 31 December 2006 Restated
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	Shareholder	240.00	99.99	600.00	600.00
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.83	597.83
Datanetwork Solution Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	8.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	810.96
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,299.84	23,299.84
Data Line Thai Co., Ltd.	Currently ceased operation	Thailand	Shareholder	15.00	65.00	2.41	2.41
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	250.00
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	300.00	69.99	210.00	210.00
AIN GlobalComm Co., Ltd. (Formerly AIS International Network Co., Ltd.)	Service provider of international call	Thailand	Shareholder	100.00	99.99	100.00	100.00
Advanced Wireless Network Co., Ltd. (Formerly AIS Wireless Communication Network Co., Ltd.)	Currently not in operation	Thailand	Shareholder	1.00	99.93	1.00	1.00
Super Broadband Network Co., Ltd. (Formerly AIS Wire Network Co., Ltd.)	Currently not in operation	Thailand	Shareholder	1.00	99.93	1.00	1.00
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	Shareholder	50.00	99.99	50.00	-
	Investments in subsidiaries					25,931.04	25,881.04
	Less allowance for impairment					(6,473.93)	(6,025.00)
	Investments in subsidiaries, net					19,457.11	19,856.04

12 General investment

On 29 June and 30 October 2007, the Company invested in Bridge Mobile Pte Ltd., a joint investment of 10 mobile phone operators in Asia-Pacific region to provide international roaming service (incorporated in Singapore), of 2.20 million ordinary shares, totaling USD 2.70 million (Baht 92.76 million). Total shares invested represent 10.00% of its paid-up share capital.

13 Property, plant and equipment, net

	Consolidated (Million Baht)								
	Land	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
At 31 December 2006									
Cost	1.07	464.41	750.01	24,172.74	1,854.96	24.87	246.61	435.13	27,949.80
Accumulated depreciation	-	(166.29)	(426.99)	(17,964.15)	(1,452.73)	(16.57)	(123.75)	-	(20,150.48)
Allowance for asset impairment	-	-	-	(2.00)	-	-	-	-	(2.00)
Net book amount	1.07	298.12	323.02	6,206.59	402.23	8.30	122.86	435.13	7,797.32
For the year ended 31 December 2007									
Opening net book amount	1.07	298.12	323.02	6,206.59	402.23	8.30	122.86	435.13	7,797.32
Additions	-	29.90	80.22	3,184.29	342.69	11.35	45.35	412.14	4,105.94
Transfers, net	-	20.29	31.58	138.64	0.86	-	-	(348.60)	(157.23)
Disposals, net	-	-	(0.14)	(4.78)	(1.70)	(0.30)	(6.02)	-	(12.94)
Depreciation charges	-	(43.19)	(119.33)	(2,684.21)	(281.72)	(4.68)	(41.01)	-	(3,174.14)
Reversal of asset impairment	-	-	-	2.00	-	-	-	-	2.00
Closing net book amount	1.07	305.12	315.35	6,842.53	462.36	14.67	121.18	498.67	8,560.95
At 31 December 2007									
Cost	1.07	491.39	861.39	27,467.18	1,978.74	25.85	237.68	498.67	31,561.97
Accumulated depreciation	-	(186.27)	(546.04)	(20,624.65)	(1,516.38)	(11.18)	(116.50)	-	(23,001.02)
Net book amount	1.07	305.12	315.35	6,842.53	462.36	14.67	121.18	498.67	8,560.95

Additions include Baht 25.43 million (2006: Baht 49.38 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 17.15 million (2006: Baht 16.16 million) assets sold under finance leases (where the Group is the lessee).

13 Property, plant and equipment, net (continued)

	Company (Million Baht)						
	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
At 31 December 2006							
Cost	355.23	719.93	23,473.57	1,293.54	226.48	374.75	26,443.50
Accumulated depreciation	(139.07)	(417.78)	(17,779.35)	(969.73)	(113.90)	-	(19,419.83)
Allowance for asset impairment	-	-	(2.00)	-	-	-	(2.00)
Net book amount	216.16	302.15	5,692.22	323.81	112.58	374.75	7,021.67
For the year ended 31 December 2007							
Opening net book amount	216.16	302.15	5,692.22	323.81	112.58	374.75	7,021.67
Additions	26.26	67.87	3,109.98	327.02	41.54	163.07	3,735.74
Transfers, net	20.90	30.64	132.23	3.01	-	(283.06)	(96.28)
Disposals, net	-	(0.13)	(3.99)	(1.15)	(5.02)	-	(10.29)
Depreciation charges	(36.39)	(112.32)	(2,588.12)	(258.92)	(38.02)	-	(3,033.77)
Reversal of asset impairment	-	-	2.00	-	-	-	2.00
Closing net book amount	226.93	288.21	6,344.32	393.77	111.08	254.76	7,619.07
At 31 December 2007							
Cost	402.39	818.02	26,704.44	1,432.56	219.67	254.76	29,831.84
Accumulated depreciation	(175.46)	(529.81)	(20,360.12)	(1,038.79)	(108.59)	-	(22,212.77)
Net book amount	226.93	288.21	6,344.32	393.77	111.08	254.76	7,619.07

Additions include Baht 14.96 million (2006: Baht 38.67 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 17.15 million (2006: Baht 16.16 million) assets sold under finance leases (where the Company is the lessee).

13 Property, plant and equipment, net (continued)

Leased assets included above, where the Group and the Company is a lessee under a finance lease, comprise furniture, assets for rent, equipment and vehicles:

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Cost - capitalised finance leases	161.26	151.77	67.93	70.12
Accumulated depreciation	(101.79)	(94.24)	(26.73)	(22.78)
Net book amount	59.47	57.53	41.20	47.34

14 Assets under concession agreements, net

	Consolidated (Million Baht)		
	Cost of mobile phone networks	Cost of Datanet tools and equipment	Total
At 31 December 2006			
Cost	163,586.81	1,506.09	165,092.90
Accumulated amortisation	(78,921.82)	(1,038.18)	(79,960.00)
Allowance for asset impairment	(4,037.00)	-	(4,037.00)
Net book amount	80,627.99	467.91	81,095.90
Year ended 31 December 2007			
Opening net book amount	80,627.99	467.91	81,095.90
Additions	10,853.48	31.51	10,884.99
Amortisation charges	(13,416.72)	(103.86)	(13,520.58)
Reversal of asset impairment	67.00	-	67.00
Closing net book amount	78,131.75	395.56	78,527.31
At 31 December 2007			
Cost	174,440.29	1,537.60	175,977.89
Accumulated amortisation	(92,338.54)	(1,142.04)	(93,480.58)
Allowance for asset impairment	(3,970.00)	-	(3,970.00)
Net book amount	78,131.75	395.56	78,527.31

14 Assets under concession agreements, net (continued)

	Company
	Cost of mobile phone networks
	Million Baht
At 31 December 2006	
Cost	149,098.24
Accumulated amortisation	(70,314.05)
Allowance for asset impairment	(4,021.00)
Net book amount	74,763.19
Year ended 31 December 2007	
Opening net book amount	74,763.19
Additions	10,853.04
Amortisation charges	(12,222.10)
Reversal of asset impairment	51.00
Closing net book amount	73,445.13
At 31 December 2007	
Cost	159,951.28
Accumulated amortisation	(82,536.15)
Allowance for asset impairment	(3,970.00)
Net book amount	73,445.13

15 Computer software, net

	Consolidated	Company
	Million Baht	Million Baht
At 31 December 2006		
Cost	3,503.40	3,417.97
Accumulated amortisation	(2,194.64)	(2,183.56)
Net book amount	1,308.76	1,234.41
Year ended 31 December 2007		
Opening net book amount	1,308.76	1,234.41
Additions	298.55	263.65
Transfers, net	157.23	96.28
Amortisation charges	(437.80)	(421.04)
Closing net book amount	1,326.74	1,173.30
At 31 December 2007		
Cost	3,959.17	3,777.90
Accumulated amortisation	(2,632.43)	(2,604.60)
Net book amount	1,326.74	1,173.30

16 Concession rights and goodwill, net

	Consolidated	
	Million Baht	
	Concession rights	Goodwill
At 31 December 2006		
Cost	6,992.90	14,398.91
Accumulated amortisation	(3,941.80)	(6,561.87)
Net book amount	3,051.10	7,837.04
Year ended 31 December 2007		
Opening net book amount	3,051.10	7,837.04
Amortisation charges	(454.83)	(1,166.90)
Closing net book amount	2,596.27	6,670.14
At 31 December 2007		
Cost	6,992.90	14,398.91
Accumulated amortisation	(4,396.63)	(7,728.77)
Net book amount	2,596.27	6,670.14

17 Other assets, net

	Consolidated	Company
	Million Baht	Million Baht
At 31 December 2006		
Cost	935.20	658.61
Accumulated amortisation	(380.05)	(217.38)
Net book amount	555.15	441.23
Year ended 31 December 2007		
Opening net book amount	555.15	441.23
Additions	78.56	53.82
Disposal, net	(5.06)	(0.15)
Amortisation charges	(77.85)	(49.52)
Closing net book amount	550.80	445.38
At 31 December 2007		
Cost	964.34	673.12
Accumulated amortisation	(413.54)	(227.74)
Net book amount	550.80	445.38

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Trade accounts payable

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Trade accounts payable				
Third parties	4,134.26	5,683.77	3,361.93	5,172.24
Related parties (Note 33)	83.92	75.94	553.12	490.24
	4,218.18	5,759.71	3,915.05	5,662.48

19 Borrowings

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Current				
Short-term loan from a financial institution	3,492.24	1,000.00	3,492.24	1,000.00
Current portion of long-term borrowings, net	28.46	-	28.46	-
Current portion of long-term debentures, net	1,493.55	6,491.07	1,493.55	6,491.07
Current portion of finance lease liabilities	22.57	16.16	13.22	13.11
	5,036.82	7,507.23	5,027.47	7,504.18
Non-current				
Long-term borrowings	10,269.66	9,347.36	10,269.66	9,347.36
Long-term debentures, net	14,617.90	16,111.45	14,617.90	16,111.45
Finance lease liabilities	41.63	45.49	32.58	37.19
	24,929.19	25,504.30	24,920.14	25,496.00
Total borrowings	29,966.01	33,011.53	29,947.61	33,000.18

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the year ended 31 December 2007		
Opening net book value	33,011.53	33,000.18
Additions	8,528.01	8,517.56
Repayments	(11,522.87)	(11,519.47)
Unrealised gain	(184.10)	(184.10)
Amortisation of bond issuing cost	8.93	8.93
Amortisation of discounted bill of exchange	124.51	124.51
Closing net book value	29,966.01	29,947.61

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

19 Borrowings (continued)

The interest rate exposure on the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Borrowings:				
- at fixed rates	25,193.49	25,669.79	25,175.09	25,658.44
- at floating rates	4,772.52	7,341.74	4,772.52	7,341.74
	29,966.01	33,011.53	29,947.61	33,000.18

The effective interest rates at the balance sheet date were as follows:

- short-term borrowing	3.98%	5.10%	3.98%	5.10%
- long-term borrowings	5.07%	5.49%	5.07%	5.49%
- long-term debentures	5.74%	5.77%	5.74%	5.77%
- finance lease liabilities	9.23%	8.05%	9.03%	7.94%

Maturity of long-term borrowings (excluding finance lease liabilities) as at 31 December are as follows:

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Payment due				
- within 1 year	5,014.25	6,491.07	5,014.25	6,491.07
- within 2 to 5 years	20,007.99	21,460.42	20,007.99	21,460.42
- over 5 years	4,879.57	3,998.39	4,879.57	3,998.39
	29,901.81	31,949.88	29,901.81	31,949.88

Long-term borrowings

As at 31 December 2007, long-term borrowings comprise:

Issue date	Amount Million	Interest rate	Term of interest payment	Repayment term
20/11/2006	JPY 30,568.20	JPY LIBOR plus margin 0.22%	Semi- annual	Entirely redeemed on 20 November 2011
3/12/2007	USD 16.74	LIBOR plus margin 0.29%	Semi- annual	Entirely redeemed on 9 November 2014
12/12/2007	USD 14.28	LIBOR plus margin 0.15%	Semi- annual	20 equal installments commencing on 30 November 2008 until 31 May 2018
12/12/2007	USD 2.52	LIBOR plus margin 0.55%	Semi- annual	20 equal installments commencing on 30 November 2008 until 31 May 2018

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

19 Borrowings (continued)

Long-term debentures, net

The carrying amounts and fair value of certain long-term debentures (gross of issue costs) are as follows:

	Consolidated			
	Carrying amounts		Fair values	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures	16,127.10	22,627.10	16,462.82	22,778.38

	Company			
	Carrying amounts		Fair values	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures	16,127.10	22,627.10	16,462.82	22,778.38

Fair values for traded debentures have been determined based on quoted selling prices from the Thai Bond Market Association at the close of the business on the balance sheet date.

19 **Borrowings** (continued)

Long-term debentures, net (continued)

As at 31 December 2007, long-term debentures represent unsubordinated and unsecured debentures with a par value of Baht 1,000 each and are detailed as follows:

Issue date	No. of units Million units	Amount Million Baht	Interest rate	Term of interest payment	Repayment term	Balance as at 31 December 2007 Million Baht	Balance as at 31 December 2006 Million Baht
21/03/2002	2.50	2,500.00	6.25%	Semi- annual	Entirely redeemed on 21 March 2009*	2,450.00	2,450.00
21/03/2002	4.50	4,500.00	Average of highest 6 months of fixed deposit plus margin 2.10%	Semi- annual	6 equal installments commencing in the fifty - four month after the issuing date until 21 March 2009	2,250.00	3,750.00
21/03/2002	3.00	3,000.00	5.25%	Quarterly	Entirely redeemed on 21 March 2007	-	3,000.00
21/10/2002	5.00	5,000.00	3.65%	Semi- annual	5 equal installments commencing on 21 October 2005 until 21 October 2007	-	2,000.00
07/09/2006	3.43	3,427.10	5.80%	Semi- annual	Entirely redeemed on 7 September 2009	3,427.10	3,427.10
07/09/2006	4.00	4,000.00	5.90%	Semi- annual	Entirely redeemed on 7 September 2011	4,000.00	4,000.00
07/09/2006	4.00	4,000.00	6.00%	Semi- annual	Entirely redeemed on 7 September 2013	4,000.00	4,000.00
					Total debentures	16,127.10	22,627.10
					Less bond issuing cost balance at 31 December	(15.65)	(24.58)
					Total debentures, net	16,111.45	22,602.52

*On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50.00 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the income statement in 2003.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

19 Borrowings (continued)

Financial lease liabilities

As at 31 December 2007, the subsidiary's finance lease liabilities of Baht nil million (2006: Baht nil million) are collateralised by the underlying leased assets as mentioned in Note 13.

Finance lease liabilities - minimum lease payments:

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Not later than 1 year	22.57	16.16	13.22	13.11
Later than 1 year but not later than 5 years	41.63	45.49	32.58	37.19
	64.20	61.65	45.80	50.30

20 Other current liabilities

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Accrued bonus	467.02	429.45	410.04	395.81
Accrued interest expense	343.22	404.60	343.22	404.60
Value added tax payable, net	157.92	169.34	284.35	155.50
Forward contract payable, net (Note 3)	1.52	0.40	1.52	-
Other payables	646.80	518.08	546.21	389.11
Other liabilities	834.87	858.03	626.58	602.14
	2,451.35	2,379.90	2,211.92	1,947.16

21 Concession right payable

On 19 November 1996, Digital Phone Company Limited ("DPC"), a subsidiary, has entered into an assignment agreement with The Communications Authority of Thailand (currently named CAT Telecom Public Company Limited ("CAT")), and Total Access Communication Public Company Limited ("TAC"). Under the agreement, TAC agreed to transfer the rights and obligations under the contract to operate and to provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 to DPC. Therefore, the rights and obligations of TAC were completely transferred to DPC according to the agreement.

On 19 November 1996, CAT has entered into an agreement with DPC whereby CAT agreed that DPC shall operate and provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 from the effective date of this agreement to 15 September 2013.

On 7 January 1997, DPC has entered into an Agreement to Unwind the Service Provider Agreement ("the Unwind agreement") with TAC and Samart Corporation Public Company Limited ("SAMART"). Under the Unwind agreement, DPC shall pay to TAC as detailed in the agreement for the assignment of the rights and obligations to operate the PCN 1800 mobile phone system, the right to use certain facilities, equipment and roaming arrangement.

During the year 2000, Shin Corporation Public Company Limited ("Shin"), the Company's major shareholder, acquired DPC from SAMART.

During the year 2001, the Company acquired DPC from Shin group.

DPC has suspended the payment to TAC starting with an amount due on 30 September 2002 due to certain disputes between the concerned parties.

21 Concession right payable (continued)

On 30 September and 28 October 2003, TAC submitted a case to the Arbitration Committee for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the Unwind agreement totaling USD 35.49 million and called for payment with an additional interest charge on the overdue payment of USD 1.34 million calculated up to 28 October 2003 and with interest to be charged at 9.50% per annum on overdue payment, from 29 October 2003 until the payment is made.

On 5 July 2006, TAC has submitted an additional claim to the Arbitration Committee for the last two amounts of the rights transfer fees due on 30 September 2004 and 2005 comprising principal and interest according to the Unwind agreement totaling USD 87.38 million and call for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made.

DPC has recorded these principal and interest (excluding interest on overdue amounts) in the total concession right payable (using the effective interest rate method) of Baht 4,739 million or USD 122.87 million, using the agreed maximum foreign exchange rate of Baht 38.57 per USD 1.00 (31 December 2006: Baht 4,739 million). DPC has engaged legal advisors and submitted its case to the Arbitration Committee for settlement. The arbitration process was not completed in this period. According to the Unwind agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession right payable and interest according to the Unwind agreement (using the effective interest rate method) but have not provided accrued interest charge for overdue payment. DPC recorded the concession right payable of Baht 4,739 million according with Thai generally accepted accounting principles. However, DPC's management has not agreed on the amount to be paid as the case is still in dispute. DPC's management believes that settlement of this arbitration case should not have a material unfavorable effect on the financial statements.

22 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 30% (2006: 30%).

The movement on the deferred income tax account is as follows:

	Consolidated		Company	
Million Baht	**2007**	**2006**	**2007**	**2006 Restated**
At 1 January	9,762.60	8,853.43	8,813.22	8,018.57
Statement of income charge	268.46	901.60	314.96	794.65
Reverse from equity/tax charge to equity	-	7.57	-	-
At 31 December	10,031.06	9,762.60	9,128.18	8,813.22

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the year is as follows:

Million Baht

Deferred tax assets	Consolidated					
	Allowance for doubtful accounts	Allowance for obsolete inventories and spare part	Amortisation of asset under concession agreement	Unearned income - mobile phone service	Others	Total
At 1 January 2007	122.02	242.24	8,519.88	1,221.40	46.96	10,152.50
(Charges)/credit to net profit	6.36	(0.47)	132.35	109.81	31.26	279.31
At 31 December 2007	128.38	241.77	8,652.23	1,331.21	78.22	10,431.81

22 **Deferred income tax** (continued)

				Million Baht
	Consolidated			
Deferred tax liabilities	**Prepaid concession fee and excise tax**	**Accelerated tax amortisation**	**Others**	**Total**
At 1 January 2007	279.69	78.91	31.30	389.90
(Credit)/charges to net profit	22.40	(11.83)	0.28	10.85
At 31 December 2007	302.09	67.08	31.58	400.75

						Million Baht
	Company					
Deferred tax assets	**Allowance for doubtful accounts**	**Allowance for obsolete inventories and spare part**	**Amortisation of asset under concession agreement**	**Unearned income - mobile phone service**	**Others**	**Total**
At 1 January 2007	108.28	173.54	7,579.91	1,221.40	41.08	9,124.21
(Charges)/credit to net profit	11.55	4.27	183.70	109.81	28.31	337.64
At 31 December 2007	119.83	177.81	7,763.61	1,331.21	69.39	9,461.85

Deferred tax liabilities	**Prepaid concession fee and excise tax**	**Others**	**Total**
At 1 January 2007	279.69	31.30	310.99
Charges/(credit) to net profit	22.40	0.28	22.68
At 31 December 2007	302.09	31.58	333.67

Deferred income tax assets and liabilities are offset when there is a legally enforceable right the income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated and the Company balance sheets:

				Million Baht
	Consolidated		Company	
	31 December 2007	**31 December 2006**	**31 December 2007**	**31 December 2006 Restated**
Deferred tax assets	10,031.06	9,762.60	9,128.18	8,813.22
Deferred tax liabilities	-	-	-	-

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

23 Income tax

Reconciliation of income tax for the year ended 31 December is as follows:

	Consolidated		Company	
				Million Baht
	31 December 2007	31 December 2006	31 December 2007	31 December 2006 Restated
Current tax	7,830.82	8,361.89	6,624.01	6,778.86
Deferred tax (Note 22)	(268.46)	(901.60)	(314.96)	(794.65)
	7,562.36	7,460.29	6,309.05	5,984.21

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the year ended 31 December is as follows:

	Consolidated		Company	
				Million Baht
	31 December 2007	31 December 2006	31 December 2007	31 December 2006 Restated
Profit before tax	23,804.40	23,568.45	23,415.63	23,466.88
Tax calculated at a tax rate of 30% (2006: 30%)	7,141.32	7,070.54	7,024.69	7,040.06
Dividend income from subsidiaries	-	-	(863.45)	(1,747.00)
Effect from elimination with subsidiaries	210.32	140.74	-	-
Other permanent differences	210.72	249.01	147.81	691.15
Tax charge	7,562.36	7,460.29	6,309.05	5,984.21

Further information about deferred tax is presented in Note 22.

24 Bank guarantees

As at 31 December 2007, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 3,784.54 million (2006: Baht 3,582.42 million) on a consolidated basis and Baht 2,977.30 million (2006: Baht 2,810.61 million) on a company basis.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

25 Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated		Company	
	2007 Million	2006 Million	2007 Million	2006 Million
Assets under concession agreements				
Thai Baht	2,899.70	8,749.56	2,888.68	8,703:38
US Dollars	33.71	68.65	33.61	67.79
Japanese Yen	482.82	1,910.16	482.82	1,910.16
Euro	1.13	0.78	1.13	0.70
Pound Sterling	0.01	0.10	0.01	0.10
AU Dollars	0.03	-	0.03	-
Property and equipment				
Thai Baht	299.85	545.53	260.16	445.56
US Dollars	16.05	8.61	5.33	8.61
SG Dollars	-	0.22	-	0.22
Service maintenance agreements				
Thai Baht	1,444.22	1,424.38	1,357.67	1,345.03
US Dollars	5.31	7.14	4.87	6.72
Japanese Yen	52.13	179.22	52.13	179.22
Euro	0.01	0.05	0.01	0.05
SG Dollars	0.52	0.16	0.41	0.05

Operating lease commitments - where a group company is the lessee

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 9 days to 7 years 9 months with options to renew. The future aggregate minimum lease payments under non-cancelable operating leases are as follows:

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Not later than 1 year	1,360.08	1,082.90	1,066.24	1,001.41
Later than 1 year but not later than 5 years	1,702.06	2,026.65	1,535.99	1,947.37
Later than 5 years	15.71	94.14	15.71	94.14

ADVANCED INFO SERVICE PUBLIC COMPANY

26 Share capital and premium on share capital

	Number of shares Million Share	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
At 1 January 2006	2,950.64	2,950.64	20,729.93	23,680.57
Issue of shares	5.45	5.45	248.63	254.08
Reduction of shares - Treasury stock	(2.54)	(2.54)	-	(2.54)
At 31 December 2006	2,953.55	2,953.55	20,978.56	23,932.11
Issue of shares	4.57	4.57	272.40	276.97
At 31 December 2007	2,958.12	2,958.12	21,250.96	24,209.08

During the year ended 31 December 2007, the Company registered the increase in share capital with the Ministry of Commerce for 4.57 million ordinary shares from the exercise of 3.87 million warrants, 0.31 million warrants of which were exercised during the year ended 31 December 2006. The capital increase results in an increase in paid-up share capital and share premium of Baht 4.57 million and Baht 272.40 million, respectively.

The total authorised number of ordinary shares is 2,958.12 million shares (2006: 2,953.55 million shares) with a par value of Baht 1 per share (2006: Baht 1 per share). All issued shares are fully paid.

Warrants granted to directors and employees

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the year ended 31 December 2007			
Beginning balance	6.88	23.52	30.40
Granted	-	-	-
Exercised	(0.41)	(3.65)	(4.06)
Closing balance	6.47	19.87	26.34

Eighth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 23 February 2007, the Board passed a resolution to approve the eighth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 40.35 per unit to Baht 39.13 per unit, from Baht 86.45 per unit to Baht 83.84 per unit, from Baht 101.74 per unit to Baht 98.67 per unit and from Baht 90.05 per unit to Baht 87.33 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.07512 to 1 : 1.10857 for grant II, from 1 : 1.06173 to 1 : 1.09477 for grant III, from 1 : 1.04841 to 1 : 1.08103 for grant IV and from 1 : 1.01577 to 1 : 1.04738 for grant V. The new exercise price and exercise ratio were effective from 30 March 2007 onwards.

Ninth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 14 August 2007, the Board passed a resolution to approve the ninth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 39.13 per unit to Baht 38.32 per unit, from Baht 83.84 per unit to Baht 82.11 per unit, from Baht 98.67 per unit to Baht 96.63 per unit and from Baht 87.33 per unit to Baht 85.52 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.10857 to 1 : 1.13197 for grant II, from 1 : 1.09477 to 1 : 1.11788 for grant III, from 1 : 1.08103 to 1 : 1.10385 for grant IV and from 1 : 1.04738 to 1 : 1.06949 for grant V. The new exercise price and exercise ratio were effective from 24 August 2007 onwards.

26 Share capital and premium on share capital (continued)

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)	31/05/2006 (Grant V)
Warrant (Million unit)	14.00	8.47	9.00	9.69	10.14
Exercise price per unit	48.00	43.38	91.79	106.66	91.46
Exercise ratio	1:1	1:1	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)					
- Price	47.73	43.14	-	-	-
- Ratio	1:1.00559	1:1.00559	-	-	-
Second adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)					
- Price	47.40	42.84	-	-	-
- Ratio	1:1.01261	1:1.01261	-	-	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)					
- Price	47.15	42.63	91.35	-	-
- Ratio	1:1.01751	1:1.01751	1:1.00484	-	-
Fourth adjustment to exercise price per unit and ratio (effective from 7 March 2005 onwards)					
- Price	46.78	42.30	90.64	-	-
- Ratio	1:1.02549	1:1.02549	1:1.01272	-	-
Fifth adjustment to exercise price per unit and ratio (effective from 22 August 2005 onwards)					
- Price	46.16	41.74	89.44	105.25	-
- Ratio	1:1.03927	1:1.03927	1:1.02633	1:1.01344	-
Sixth adjustment to exercise price per unit and ratio (effective from 30 March 2006 onwards)					
- Price	45.32	40.99	87.82	103.34	-
- Ratio	1:1.05843	1:1.05843	1:1.04525	1:1.03213	-
Seventh adjustment to exercise price per unit and ratio (effective from 25 August 2006 onwards)					
- Price	44.62	40.35	86.45	101.74	90.05
- Ratio	1:1.07512	1:1.07512	1:1.06173	1:1.04841	1:1.01577
Eighth adjustment to exercise price per unit and ratio (effective from 30 March 2007 onwards)					
- Price	44.62	39.13	83.84	98.67	87.33
- Ratio	1:1.07512	1:1.10857	1:1.09477	1:1.08103	1:1.04738
Ninth adjustment to exercise price per unit and ratio (effective from 24 August 2007 onwards)					
- Price	44.62	38.32	82.11	96.63	85.52
- Ratio	1:1.07512	1:1.13197	1:1.11788	1:1.10385	1:1.06949

Exercised warrants

During the year ended 31 December 2007, 0.41 million units and 3.65 million units were exercised by the Company's directors and employees, respectively. The exercises of 3.87 million warrants during the year, and of 0.31 million warrants which were exercised during the year ended 31 December 2006, increased paid-up share capital and premium on share capital by Baht 4.57 million and Baht 272.40 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.19 million units or 0.22 million ordinary shares on 3 January 2008. The Company received advanced payment from shareholders for the 0.22 million shares in the amount of Baht 15.38 million in the year ended 31 December 2007 (Note 36).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

27 Legal reserve

Under the provisions of the Public Company Limited Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5% of its net profit after accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital. This reserve is not available for dividend distribution.

28 Operating profit

The following expenditure items, classified by nature, have been charged in arriving at operating profit:

	Consolidated		Company	
	31 December 2007 Million Baht	31 December 2006 Million Baht	31 December 2007 Million Baht	31 December 2006 Million Baht
Depreciation on plant and equipment (Note 13)	3,174.14	3,706.37	3,033.77	3,582.80
Amortisation of assets under concession agreements (Note 14)	13,520.58	12,334.34	12,222.10	11,044.20
Amortisation of intangible assets:				
- Computer software (Note 15)	437.80	500.78	421.04	494.61
- Positive goodwill (Note 16)	1,166.90	1,166.91	-	-
- Concession right (Note 16)	454.83	454.83	-	-
Amortisation of other assets (Note 17)	77.85	106.37	49.52	84.12
Loss on obsolete spare parts for mobile phone network maintenance	14.32	122.53	14.24	118.04
Doubtful accounts and bad debts	1,347.19	339.46	1,346.15	298.67
Marketing expenses	3,534.91	3,382.12	3,458.17	3,129.38
Staff costs	3,955.63	3,628.82	2,878.93	2,669.24
Number of staff (staffs)	8,928	8,310	5,204	4,823

29 Other operating income

	Consolidated		Company	
	31 December 2007 Million Baht	31 December 2006 Million Baht	31 December 2007 Million Baht	31 December 2006 Million Baht
Interest income	375.94	635.34	159.02	143.96
Bad debt recovery	133.69	152.21	124.42	136.26
Management fee	-	-	184.92	198.45
Gain on available-for-sale investment	-	55.97	-	-
Others	151.95	171.45	131.34	182.04
	661.58	1,014.97	599.70	660.71

30 Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	Consolidated		Company	
	2007	2006	2007	2006 Restated
Net profit attributable to shareholders (Million Baht)	16,290.47	16,256.02	17,106.58	17,482.67
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,956	2,953	2,956	2,953
Basic earnings per share (Baht)	5.51	5.50	5.79	5.92

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants is considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2007.

	Consolidated		Company	
	2007	2006	2007	2006 Restated
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,956	2,953	2,956	2,953
Effect of dilutive potential ordinary shares (Million shares)	1	-	1	-
Weighted average number of ordinary share for diluted earnings per share (Million shares)	2,957	2,953	2,957	2,953
Diluted earnings per share (Baht)	5.51	5.50	5.79	5.92

31 Dividends paid

At the Annual General Shareholders' Meeting on 25 April 2007, it was approved to declare a dividend for 2,955.46 million shares of Baht 3.30 each, totaling Baht 9,753.03 million. Dividends of Baht 9,752.39 million were paid to the shareholders on 10 May 2007. The remaining amount of Baht 0.64 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

At the Board of Directors' Meeting on 14 August 2007, it was approved to declare an interim dividend for 2,957.16 million shares of Baht 3.00 each, totaling Baht 8,871.47 million. Dividends of Baht 8,869.58 million were paid to shareholders on 10 September 2007. The remaining amount of Baht 1.89 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

32 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities:

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Million Baht	Million Baht	Million Baht	Million Baht
Cash flows from operating activities:					
Net profit		16,290.47	16,256.02	17,106.58	17,482.67
Adjusted for:					
Dividend received from subsidiaries		-	-	(2,878.16)	(5,823.34)
Depreciation	13	3,174.14	3,706.37	3,033.77	3,582.80
Amortisation of assets under concession agreements	14	13,520.58	12,334.34	12,222.10	11,044.20
Amortisation of computer software	15	437.80	500.78	421.04	494.61
(Reversal) allowance for impairment		(69.00)	69.00	(53.00)	53.00
Amortisation of goodwill	16	1,166.90	1,166.91	-	-
Amortisation of concession right	16	454.83	454.83	-	-
Amortisation of other assets	17	77.85	106.37	49.52	84.12
Doubtful accounts and bad debts		1,347.19	339.46	1,346.15	298.67
(reversal) Loss on obsolete inventories and diminution in value of finished goods		(14.49)	57.49	-	-
Loss on write-off obsolete spare parts for mobile phone network maintenance		14.32	122.53	14.24	118.04
Amortisation of forward and swap premiums		1.08	14.25	1.08	14.25
Gain on disposals of property, plant and equipment		(14.26)	(9.02)	(10.59)	(6.81)
Loss on write-off deferred charges		0.15	2.62	0.15	2.62
Loss on write-off property, plant and equipment		0.09	5.25	0.06	6.16
Unrealised loss (gain) on foreign exchange rate		39.12	(22.24)	39.08	(22.17)
Realised unearned income		(8.34)	(59.53)	-	-
Amortisation of bond issuing cost	19	8.93	20.23	8.93	20.23
Amortisation of discounted bill of exchange		124.51	-	124.51	-
Decrease in deferred tax income	22	(268.46)	(901.60)	(314.96)	(794.65)
Impairment investment		-	-	448.93	2,245.00
Share of net loss from subsidiaries to minority interests		(48.42)	(147.85)	-	-
Net profit before changes in operating assets and liabilities		36,234.99	34,016.21	31,559.43	28,799.40
Changes in operating assets and liabilities					
Restricted bank deposits		149.85	3,054.46	-	-
Trade accounts receivable		(4,522.01)	(737.74)	(7,252.62)	(163.07)
Amounts due from related parties		2.20	0.04	20.29	(6.74)
Receivables for cash card		20.96	645.99	-	-
Value added tax receivables - third party		326.79	(248.81)	326.79	(248.81)
Inventories		857.37	(843.16)	-	-
Spare part inventories for mobile network maintenance		(37.98)	(45.18)	(37.98)	(45.18)
Other current assets		(127.27)	(772.30)	27.28	(753.52)
Other assets		(73.66)	(49.23)	(53.82)	(11.40)
Trade accounts payable		303.67	116.46	(5.09)	55.53
Amounts due to related parties		(161.97)	158.08	(39.29)	245.66
Concession right payable, accrued concession fee and excise tax		1,217.89	(198.89)	1,109.24	(244.04)
Unearned income – mobile phone service		(189.90)	1,460.37	365.08	1,870.09
Advance receipt from customers		(76.63)	(2,224.15)	-	-
Income tax payable		268.99	(28.74)	366.39	363.44
Forward and swap contracts payable		60.72	-	60.72	-
Other current liabilities		71.45	724.02	264.76	557.82
Other liabilities		(0.23)	(0.83)	-	-
Cash generated from operating activities		34,325.23	35,026.60	26,711.18	30,419.18

33 Related party transactions

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Shin Corporation Public Company Limited is a major shareholder, holding 42.72% (2006: 42.79%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.20% (2006: 19.23%) of the share capital of the Company.

During the year, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts

SHIN has terminated and ceased charging for the consulting and management services agreement with the Group since the third quarter of 2006.

The following transactions were carried out with related parties:

a) Sales of goods and services

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Service income				
Subsidiaries	-	-	634.40	331.62
Shin Corporation and its related parties	190.47	154.38	31.11	38.52
Related party of SingTel				
Strategic Investments Pte Ltd.	774.47	693.54	774.47	693.54
	964.94	847.92	1,439.98	1,063.68
Sales of prepaid cards				
Subsidiaries	-	-	33,921.25	14,252.30
Interest income				
Subsidiaries	-	-	6.75	1.05
Other income				
Subsidiaries	-	-	210.62	226.16
Shin Corporation and its related parties	3.67	4.58	1.26	2.41
Related party of SingTel				
Strategic Investments Pte Ltd.	-	0.12	-	0.12
	3.67	4.70	211.88	228.69

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

33 Related party transactions (continued)

b) Purchases of services

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	5,600.41	4,933.92
Shin Corporation and its related parties	341.01	470.79	297.50	434.33
SingTel Strategic Investments Pte Ltd. and its related parties	396.36	357.12	396.36	357.12
	737.37	827.91	6,294.27	5,725.37
Advertising expense - net*				
Shin Corporation and its related parties	477.79	617.02	445.16	569.39

(Advertising expense - gross**
- Consolidated 2007: 1,446.14 Million Baht
  2006: 1,854.17 Million Baht
- Company 2007: 1,372.15 Million Baht
  2006: 1,718.21 Million Baht)

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated 2007	Consolidated 2006	Company 2007	Company 2006
Promotion expense				
Subsidiaries	-	-	287.23	146.03
Commission expense				
Subsidiary	-	-	1,344.83	4,206.72
Consulting and management fees				
Shin Corporation and its related parties	1.80	101.68	1.61	100.71
Interest expense				
Subsidiaries	-	-	332.61	237.33
Major shareholder of Shin Corporation	-	0.04	-	0.04
Directors of related parties	0.03	1.48	0.03	1.48
	0.03	1.52	332.64	238.85

c) Dividend paid

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Dividend paid				
Shin Corporation	7,961.39	7,961.39	7,961.39	7,961.39
SingTel Strategic Investments Pte Ltd.	3,578.40	3,578.40	3,578.40	3,578.40
	11,539.79	11,539.79	11,539.79	11,539.79

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

33 Related party transactions (continued)

d) Purchases of property, equipment, computer software and cost of mobile phone network

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Subsidiary	-	-	-	54.35

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Trade accounts receivable				
Subsidiaries	-	-	4,571.61	1,746.21
Shin Corporation and its related parties	19.67	13.16	2.61	3.15
Related party of SingTel				
Strategic Investments Pte Ltd.	230.89	133.61	230.89	133.60
	250.56	146.77	4,805.11	1,882.96
Amounts due from related parties				
Subsidiaries	-	-	25.64	44.17
Shin Corporation and its related parties	0.77	2.97	0.38	2.14
	0.77	2.97	26.02	46.31
Short-term loans to related parties				
Subsidiaries	-	-	59.00	40.80

As at 31 December 2007, short-term loans to subsidiaries represent promissory notes, bearing interest at the rate of 6.15% per annum (2006: 6.65% per annum). Repayment term is at call.

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Trade accounts payable				
Subsidiaries	-	-	465.80	424.63
Shin Corporation and its related parties	12.08	28.27	15.47	17.94
Related parties of SingTel				
Strategic Investments Pte Ltd.	71.84	47.67	71.85	47.67
	83.92	75.94	553.12	490.24
Amounts due to related parties				
Subsidiaries	-	-	367.18	238.65
Related parties of Shin Corporation	302.81	506.71	260.55	470.29
Related party of SingTel				
Strategic Investments Pte Ltd.	58.43	16.50	58.42	16.50
	361.24	523.21	686.15	725.44
Short-term loan from related party				
Subsidiary	-	-	12,700.00	4,200.00

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

33 Related party transactions (continued)

e) **Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties** (continued)

As at 31 December 2007, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 3.08% per annum (2006: 5.00% per annum). Repayment term is at call.

	Consolidated		Company	
	2007 Million Baht	2006 Million Baht	2007 Million Baht	2006 Million Baht
Long-term debentures				
Director of the Company and its related parties	0.47	0.47	0.47	0.47

f) **Directors' remuneration**

During the year ended 31 December 2007, the total remuneration of the directors approximated Baht 10.40 million (2006: Baht 7.58 million) on consolidated basis and Baht 10.09 million (2006: Baht 6.71 million) on company basis, not exceeding the amount approved by the Annual General Shareholders' Meeting of the Company and its subsidiaries. Directors' remuneration represents salaries, meeting fees and gratuities.

g) **Commitments with related parties**

As at 31 December 2007, the Group has entered into agreements with a related party under which the related party provides computer system services and repair, maintenance services for software and hardware and space rental for a twelve-month period. The Group is committed to pay for such services under these agreements amounting to approximately Baht 3.95 million per month (2006: Baht 1.72 million per month) on consolidated basis and 2.20 million per month (2006: Baht 1.72 million per month) on company basis.

h) **Shin Corporation's warrants**

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 2 April 2007 onwards) Price	Ratio
27/03/2002 (Grant I)	18.34	17.80	1:1	16.45	1:1.06942
30/05/2003 (Grant II)	12.22	13.67	1:1	12.27	1:1.11410
31/05/2004 (Grant III)	8.82	36.41	1:1	32.68	1:1.11410
31/05/2005 (Grant IV)	8.33	41.76	1:1	37.98	1:1.09950
31/07/2006 (Grant V)	6.99	37.68	1:1	35.35	1:1.06582

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

33 Related party transactions (continued)

h) Shin Corporation's warrants (continued)

Movements in the number of SHIN's warrants are as follows:

	Million units
For the year ended 31 December 2007	
Opening balance	24.96
Granted	1.14
Exercised	-
Closing balance	26.10

34 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission (NTC) regarding the use and interconnect of telecommunication network 2006 (B.E. 2549) , the Company has entered into an interconnection (IC) agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, the Company did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, the Company did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of concession, sent a letter to the Company informing that the Company is not the licensee who owns the network and the Company has no right to enter into the IC agreement per the NTC announcement.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions. The Company will charge TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

The company has recorded the IC revenue of Baht 16,530 million, IC cost of Baht 14,054 million and also recorded the revenue sharing calculated from the net IC revenue after deducting IC cost to the financial statements for the year ended 31 December 2007.

According to the Concession agreement to operate cellular mobile telephone service, the company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

35 Significant event of the Company and DPC

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advance Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services between TOT Public Company Limited and Advanced Info Service Public Company Limited) that *"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550 translation, provided by the Company's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited (CAT) and Digital Phone Company Limited (DPC) after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that:

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

35 Significant event (continued)

"...the assignment of the rights and duties by Total Access Communication Public Company Limited to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service whereby DPC shall be under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfill the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550 translation, provided by the Company's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

36 Subsequent event

Warrants granted to directors and employees - exercised

As mentioned in Note 26, during the year ended 31 December 2007, the Company's warrants of 0.06 million units and 0.12 million units were exercised at Baht 38.32 each and Baht 82.11 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 3 January 2007.

In January 2007, a total of 0.23 million units, being 0.02 million units, 0.20 million units and 0.01 million units of the Company's warrants were exercised at Baht 38.32 each, Baht 82.11 and Baht 85.52 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 4 February 2007.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,958.12 million to Baht 2,958.59 million, and from Baht 21,250.96 million to Baht 21,285.63 million, respectively.

Purchased ordinary shares of Advanced Mpay Company Limited

On 23 January 2008, the Company purchased 9,000,000 ordinary shares in Advanced Mpay Co., Ltd., its subsidiary from NTT Docomo, Inc., at Baht 14 per share, totaling Baht 126,000,000. The subsidiary registered the change in its shareholder with the Ministry of Commerce on 24 January 2008. As a result, the Company has 99.99% ownership in the subsidiary upon the completion of the transaction.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

36 Subsequent event (continued)

Significant Commercial Dispute

The Company

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,462.51 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 Jan 2007 until the full payment is made.

At present, the said dispute is pending on the Company's preparation of the opposition according to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of the Company because the Company's management understands that this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

On 9 January 2008, CAT Telecom Public Company Limited (CAT) submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449.09 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500.06 million, totaling Baht 3,949.15 million.

At present, the said dispute is pending on DPC's preparation of the opposition according to arbitration procedures and the proceedings of which shall take for several years. However, the management believes that the rulings of the Arbitration Panel shall have no impact on DPC's financial statements and the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the cabinet dated 11 February 2003. Thus, DPC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the cabinet.

Proposed dividend payment of the Company

At the Board of Directors' Meeting held on 19 February 2008, the Board passed a resolution proposing to the Annual General Shareholders' Meeting the payment of dividends for the year 2007, at the rate of Baht 6.30 per share, Baht 3.00 each of which was paid as an interim dividend on 14 August 2007. However, the proposed dividends must be approved by the shareholders.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Summary Translation Letter
To the Stock Exchange of Thailand
February 19, 2008

Ref: AIS-CP 019/2008

February 19, 2008

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc.; AIS093A, AIS093B, AIS099A, AIS119A and AIS139A, the Company is required to maintain debt to equity ratio at not more than 2:1. The Company would like to report the Debt to Equity ratio as of 31 December, 2007 as the following:

	Company	Consolidated
Debt to Equity Ratio	0.64	0.41

In addition, as at 31 December, 2008 the Company was not in default of any debt obligation. The Company's credit rating was maintained at AA which enabled it to comply with the condition for dividend payment

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
February 19, 2008

AIS-CP 020/2008

February 19, 2008

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2008.

To: The President
The Stock Exchange of Thailand

Attachment: 1. Capital Increase Report Form

Advanced Info Service Plc. ("the Company") would like to inform the resolution of the Board of Directors' Meeting No. 2/2008, which is held on February 19, 2008 at the Board Room, 20th floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 1/2007 held on January 23, 2008.

2. Approved the balance sheet, statement of income and cash flow statements for the fiscal year ended December 31, 2007.

3. Resolved to propose to the 2008 Annual General Meeting of shareholders to approve the dividend payment for the Company's second half operating results (July 1 - December 31, 2007) to shareholders at Baht 3.30 per share.

   Therefore, the Company's dividends payment for the entire year 2007 will be Baht 6.30 per share including an interim dividend payment of Baht 3.00 per share, which was paid on 10 September 2007.

   The closing date of register book to determine the right to receive dividends will be on April 21, 2008, at 12.00 noon and the dividend payment date will be on May 8, 2008.

4. Resolved to propose to the 2008 Annual General Meeting of shareholders to approve the re-appointment of retiring directors, appoint new director, designate authorized signatory, and determine the directors' remuneration for 2008 as details below;

   4.1 The retiring directors due to cease of their terms are as follows:

- Mr. Paiboon Limpaphayom (Ph.D.)	Chairman of the Board of Directors and Independent Director
- Mr. Vasukree Klapairee	Director
- Mr. Vikrom Sriprataks	Director
- Ms. Nidchanun Santhavesuk	Director

   The Board of Directors will propose to the 2008 Annual General Meeting of shareholders to re-election of Mr. Paiboon Limpaphayom, Mr. Vasukree Klapairee and Mr. Vikrom Sriprataks as directors for another term as well as propose Mr. Hubert Ng Ching-Wah to replace Ms. Nidchanun Santhevesuk who does not wish to be reelected for final approval in the 2008 Annual General Meeting of shareholder.

   4.2 Amendment of the designate authorized signatory to be;

"Mr. Somprasong Boonyachai, Mr. Vikrom Sriprataks, and Mr. Suphadej Poonpipat, two out of these three directors sign collectively with the Company seal affixed".

4.3 The Remuneration Committee proposed the directors' remuneration for the fiscal year 2008 for not exceeding of Baht 15,000,000 (Baht 15 million). This will be proposed in the 2008 Annual General Meeting of shareholders for approval.

5. Resolved to propose to the 2008 Annual General Meeting of shareholder to approve the program for the issuing and offering of debt instruments as details below:

5.1 The additional amount of debt instruments shall not exceed Baht 14,000,000,000 (Baht 14 billion).

5.2 The issuing and offering of debt instruments as specified above and the total amount of other types of loan procurement (if any) in each year shall not exceed the amount of loan procurement stipulated by the Board of Directors in each year. In 2008, The Board of Director has approved the total loan procurement for the Company for the total of not exceeding Baht 10,000,000,000 (Baht 10 billion).

5.3 The Company may offer the debt instruments to the public and/or institutional investors and/or specific investors in Thailand (either in whole or in part) and/or outside Thailand in accordance with the relevant notifications of the Office of the Securities and Exchange Commission and may be offered in the same set or several sets at the same time or several times.

5.4 The Company may issue additional debt instruments in an amount equal to the debt instruments which have been redeemed or repurchased by the Company.

5.5 The Company has empowered the Executive Committee or person who is empowered by the Board of Directors and/or the Executive Committee ("Attorney") to be the authorized person to proceed with the issuing and offering the debt instruments including to perform all other tasks that the Attorney deems necessary or desirable for the purpose of facilitating or implementing the issuing and offering of the debt instruments including but not limited to making decisions and carrying out other acts relating to hedging transactions (whether in whole or in part) in order to protect any risk arising from fluctuation of interest rate and/or currency exchange rate.

6. Approved the allotment of 1,300,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 2,010,993,609 shares unallocated shares to be reserved for exercising the right in pursuance of the ESOP warrants due to entering into the terms and conditions of the Prospectus.

Regarding the dividends payments of the company for 2007, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot the additional shares to be reserved for the new exercise ratio of ESOP adequately. **(See Attachment 1)**

7. Approved the holding of the 2008 Annual General Meeting of shareholders on April 10, 2008 at 10.00 a.m. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The agenda to be considered and approved in the meeting are as follows;

Agenda 1 Matters to be informed;

Agenda 2 To certify the Minutes of the 2007 Annual General Meeting of Shareholders held on April 25, 2007;

Agenda 3 To consider and certify the results of operation for 2007;

Agenda 4 To approve the balance sheet, statement of income and statement of cash flow for fiscal year ended December 31, 2007;

Agenda 5 To approve the program for the issuing and offering of debt instruments by the Company;

Agenda 6 To approve the dividend payment for the fiscal year 2007;

Agenda 7 To approve the re-appointments of retiring directors, the appointment of new director, and the designate authorized signatory;

Agenda 8 To approve the directors' remuneration for 2008;

Agenda 9 To approve the appointment of the Company's auditors and determine the auditors' remuneration for the year ended 2008;

Agenda 10 To approve the allotment of the additional ordinary shares, at par value of Baht 1 each, reserved for exercising the right in pursuance with the ESOP warrants due to the entering into terms and conditions of the Prospectus.

Agenda 11 To consider other matters (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the 2008 Annual General Meeting of Shareholders from March 20, 2008 at 12.00 noon until the 2008 Annual General Meeting of Shareholder is adjourned.

Attachment 1

(Translation)

Capital Increase Report Form

Advanced Info Service Public Company Limited

February 19, 2008

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2008, held on February 19, 2008 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 1,300,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 1,300,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs to conform to the adjustment as specified in the Prospectus.

2. Allotment of new shares

The Board of Directors has resolved to allocate 1,300,000 unissued ordinary shares, at the par value of 1 Baht each, totaling 1,300,000 Baht, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs. The allotments will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	**Number (shares)**	**Ratio (old : new)**	**Exercise price per share (Baht)**	**Subscription and payment period**	**Note**
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant (ESOP Programs), due to the adjustment as specified in the Prospectus, totaling 1,300,000 shares.	1,300,000	-	-	-	-

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,009,693,609 shares with par value of 1 Baht each, totaling 2,009,693,609 Baht.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The 2008 Annual General Meeting of Shareholders will be held on April 10, 2008, at 10.00 a.m. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The Company will close the share register book from March 20, 2008 at 12.00 noon in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

To allot the additional shares to reserve for the adjustment of exercise ratio of ESOP warrants adequately due to the entering into terms and conditions of the Prospectus. The Company should maintain the right of ESOP holders' right as specified in the Prospectus.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

Regarding the dividends payments of the company for 2007, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP), as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot additional shares to be reserved for the new exercise ratio of ESOP adequately.

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 19, 2008	Board of Director's Meeting has resolved to allot additional shares for supporting the exercise of the warrants to purchase the ordinary shares and notified the Stock Exchange of Thailand.
March 20, 2008	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for 2008
April 10, 2008	The holding of the Annual General Meeting of Shareholder for 2008

Management Discussion and Analysis

■ OPERATIONAL HIGHLIGHTS ■

- **Subscribers reached 24.1m in FY07 or 23% y-o-y growth (4.6m net additions)**
- **ARPU continued to fall due to multi-SIM and new users coming at lower ARPU**
- **q-o-q growth on ARPU in 4Q07 showed a sign of slower ARPU decline**

Subscriber

As at end of 2007, AIS and its subsidiaries ("AIS") reported total subscribers of 24.1m, or 23% growth from last year. Of total subscriber, postpaid subscribers were 2.3m and prepaid subscribers were 21.8m.

Net additions

Were 4.6m in FY07. Strong net additions was driven by aggressive subscriber acquisitions to maintain the market share since 3Q06, as well as an expansion into the low penetrated areas such as in north and northeast regions.

Postpaid market

During 1H07, postpaid market competed aggressively on new subscriber acquisitions through aggressive SIM distribution and attractive low-end price plan. AIS postpaid subscriber base in the first half increased 18%, as well as the rising percentage of bad debt provision reflecting lower quality of postpaid subscribers. In 3Q07, to regain subscriber quality, AIS improved its acquisition strategy and introduced a stringent credit screening policy in acquiring new subscribers. As a result, postpaid subscribers declined in the second half, reflected in higher churn, while bad debt provision also improved in 3Q-4Q07.

Prepaid market

AIS foresees that there are potential growth areas for prepaid market, especially in remote areas such as in the north and northeast regions, where penetration remains low at 30s. In Bangkok and major cities, where penetration might have already reached 80-100%, AIS targets to penetrate to pre-teen and teen markets, the high revenue growth potentials.

ARPU excl. IC continued to fall in FY07 due to increasing numbers of consumers owning multiple-SIM and additional subscribers from upcountry areas contributing lower ARPU.

The q-o-q increase on both postpaid and prepaid ARPU was due to seasonal impact while rise in MOU was due to higher off-peak usage driven by off-peak promotions.

■ SIGNIFICANT EVENTS ■

Recognition of interconnection revenue and cost in FY07

In compliance to the National Telecommunications Commission's (NTC) interconnection regulation, AIS entered into interconnection (IC) agreement with TAC on November 30, 2006 and True Move on January 15, 2007; the IC agreements have been approved by NTC. However, during the 1Q07 to 3Q07, AIS did neither invoice the IC charges to both parties nor record any transactions related to the IC charges on the financial statements. The IC recognition was pending upon the consideration between the Company and TOT, the grantor of concession.

On 31 August 2007, TOT filed a case against NTC to the Administrative Court to revoke NTC's IC regulation. TOT also informed AIS that TOT shall not recognize the company's related actions and that the company must be

responsible for such actions, should the company undertake the IC agreements before the final ruling by the Administrative Court.

The company's management has the opinion that non-compliance to the IC agreements could be in violation to the NTC's regulation. Therefore AIS has decided to record all transactions related to the IC charges under the IC Agreements in the financial statements for the year ended 31 December 2007. The company has recorded the IC revenue of Baht 16,530 million, IC cost of Baht 14,054 million and also recorded the revenue sharing calculated from the Net IC revenue after deducting IC cost to the financial statements for the year ended 31 December 2007.

■ FINANCIAL RESULTS ■

- **Recognition of net interconnection revenue of Bt2.5bn**
- **2.9% y-o-y service revenue growth in FY07**
- **Pricing has stabilized after sharp decline during 2005-2006**
- **Bad debt improved substantially in 4Q07 and expects to be 4-5%in FY08**
- **Achieved 16.7% y-o-y net profit growth in 4Q07**

Service revenue excluding interconnection revenue

grew 2.9% y-o-y to Bt78,280m in FY07 from Bt76,053m in FY06 driven primarily by prepaid growth of 1.7% y-o-y and 72% higher international call (IDD) revenue. Prepaid growth was driven by the strong and good-quality net additions while pricing for new subscription was also improved. The growth of IDD was contributed by the launch of AIN GlobalComm Co., Ltd, a wholly owned subsidiary of AIS, offering the international call service through its own 005 dialing prefix.

Pricing

in FY07 has stabilized after a sharp decline during 2005-2006. Since the beginning of the year, tariffs for new subscription have continued to increase focusing on raising first and second minute tariff rate and imposing limit on minute per call to discourage excessive long call or buffet call, offered during 2005-2006. However, revenue per minute in FY07 continued to decline driven primarily by higher usage during the usually under-utilized off-peak hours. The off-peak tariff plans resulted in higher utilization of network capacity and thus generated additional revenue.

Interconnection (IC) revenue and cost

for FY07 recorded IC revenue (from incoming minutes) of Bt16,530m, and IC cost (from outgoing minutes) of Bt14,054m, representing a net IC revenue of Bt2.48bn before revenue share. The amount was in accordance with the interconnection agreements with TAC and True Move, on which traffic settlement started from Feb-07 with TAC and Apr-07 with True Move. In 4Q07, of the total consumed minutes, AIS had 48% outgoing minute, of which 70% is on-net traffic.

Non-voice revenue grew 16.9% y-o-y to Bt8,628m, represented 11.0% of service revenue (excl. IC) in FY07, increased from 9.7% or Bt7,382m in FY06. Key growth areas were from data browsing and MMS which grew 42% y-o-y as a result of higher usage after network upgrade to EDGE capability. SMS remained the majority part of non-voice revenue, accounted for 4.6% of service revenues and grew 9.4% y-o-y in FY07.

Sales revenues

declined 11.3% y-o-y to Bt13,644m in FY07 from Bt15,375m in FY06. Despite of 9.4% y-o-y growth of handset units sales, most handsets sold were less expensive low-end models. Handset margin slightly improved to 4.3% in FY07 from 4.0% in FY06. Handset business has thin margin and does not have material impact to the consolidated

net profit. The launch of house-brand Phone One earlier in the year has not yet contributed significant impact to the revenue.

Cost of service

increased 66% y-o-y to Bt38,441m in FY07 from Bt23,139m in FY06 due to recognition of IC cost of Bt14,054m. Excluding IC cost, cost of service increased 5.4% y-o-y mainly as a result of higher utility cost and network amortization. Amortization rose 3.6% y-o-y from a significant network investment in late 2006 and the shorter amortization period according to concession life.

Concession fee

was Bt19,691m in FY07, increased 5% y-o-y from Bt18,754m in FY06. The amount in FY07 also includes the revenue share calculated from net IC (IC revenue deducted by IC cost).

SG&A

expense increased 11.8% y-o-y to Bt12,767m in FY07 from Bt11,421m in FY06 due to higher provision of bad debt, which represented 6.5% of postpaid revenue in FY07. This significant increase of bad debt provision compared to the level of lower than 2% during 2005-2006 was a result of aggressive postpaid subscriber acquisition during 1H07 to maintain the postpaid dominant position. However, the situation has improved since 3Q07 after AIS introduced stringent credit screening policy for new subscriber acquisition. In 4Q07, bad debt provision improved to 4.1% of postpaid revenues. Going forward, AIS expects the bad debt provision to be in a range of 4-5% of postpaid revenue in FY08. Marketing expenses for FY07 were 3.8% of total revenues (excl. IC), relatively stable from that of FY06.

Other income

for FY07 declined to Bt662m from Bt1,015m in FY06 primarily from lower interest income as the company has kept lower cash on hand as well as lower market deposit interest rate.

EBITDA

margin was 40.3% in FY07, declined from 46.2% in FY06 due to recognition of IC. Excluding IC impact, EBITDA margin was 45.3%, dropped from 46.2% in FY06 due to higher bad debt provision.

Net profit

was Bt16,290m in FY07, relatively flat compared to Bt16,256m in FY06. Excluding IC impact, net profit was Bt14,879m in FY07, declined 8.5% y-o-y due to higher network amortization, SGA and interest expense. In 4Q07, excluding IC impact, AIS achieved a net profit growth of 16.7% y-o-y and 5.9% q-o-q after stabilized market share since 3Q06.

■ Balance sheet structure ■

Liquidity

Current ratio slightly declined to 73% in FY07 from 74% in FY06 due to less cash outstanding and lower inventories for mobile handsets.

Capital structure

was strong with low financial leverage, which supported company's ability to continue high dividend payout. In FY07, total liabilities to equity improved to 71%, from 73% in FY06 due to a partially repayment of debentures. Shareholders' equity was Bt75,461m in FY07, dropped 2.8% y-o-y from Bt77,599m in FY06 as company paid dividend over 100% of its net income. AIS continued to pay high dividend, supported from profitable operations and strong balance sheet structure. In FY07, the Company paid a cash dividend of total Bt18,658m, implying a dividend per share of Bt6.30. The unappropriated retained earnings at the ending period were Bt49,999m.

Benchmarking with regional telecom operators, AIS's capital structure remained sound with its debt to equity is among the lowest among the telecom peers by the comparable credit rating.

Net debt to equity

slightly increased to 29% in FY07 from 26% in FY06 due to lower amount of cash and cash equivalents.

Debentures and Loans

As at end of 2007, AIS had total debentures and borrowings of Bt30,349m, slightly decreased from Bt33,149m in 2006. Of the total outstanding debt, 14% remained exposed to floating interest rate, the rest was either fixed rate or engaged into fixed interest swap contract. Effective interest rate was 5.31% per annum.

	Balance	Balance	Interest	Repayment(1)					
Unit: million	2006	2007	rate	2008	2009	2010	2011	2012	2013
Short term borrowing	1,000	3,492	3.98%	3,500	-	-	-	-	-
Long term loan(2)	9,485	10,681	5.07%	28	57	57	9,542	57	57
Debenture	22,602	16,111	5.74%	1,500	6,627	-	4,000	-	4,000
Financial lease	62	64	9.23%	22.6	16.2	12.4	8.6	4.4	-
Total debt	33,149	30,349	5.31%	5,028	6,684	57	13,542	57	4,057

(1) includes bond issuing cost; (2) includes swap contract

■ Cash Flow ■

Cash flow position remained strong to support capex and dividend payment. For FY07, AIS generated cash flow from operations (after interest and tax) of Bt36,235m and had net increase in total borrowing of Bt8,501m. Of this amount, the group spent Bt17,105m on capital expenditures, repaid Bt11,523m of debts, and paid Bt18,658m in dividend. As a result, the group had net decrease in cash of Bt4,254m for the period.

Source and use of fund: FY2007

Source of Fund	Bt million	Use of Fund	Bt million
Operating CF before changes in working capital	36,235	CAPEX & Fixed assets	17,105
Share capital and share premium	278	Short-term investments	98
Disposal of property and equipment	27	Repayment of LT borrowing & financial lease	6,523
Short term borrowing	7,368	Repayment of ST borrowing	5,000
Long term borrowing	1,133	Dividend payment	18,658
Cash decrease	4,254	Change in working capital	1,910
Total	49,294	Total	49,294

■ **FY2008 Management outlook & strategy** ■

Market subscriber forecast	8-10m net additions for the market
Market share	50% revenue market share
Service revenue	5-7% service revenue growth excluding IC
Marketing expense	4% of total revenue
Network amortization	10-12% rise in FY08 (network amortization and depreciation as booked under cost of service only, excluding PPE depreciation in SGA, goodwill, and amortization of concession right)
EBITDA margin	45-46% excluding IC
Capex	Bt16-17bn cash capex for FY08 (no 3G)
Net IC revenue	Bt1bn

For FY08, AIS expect industry subscribers to grow 15-20% y-o-y or a total net addition of 8-10 millions. SIM penetration could potentially get close to 95% while human penetration is expected to be around 25-30% lower given multi-SIM phenomena will remain significant in Thai mobile industry. Pricing environment will continue to be stable or have slight improvement given each operator tends to set tariff to reflect the cost of interconnection as well as to better utilize the network between peak and off-peak hours.

AIS is aiming to maintain its revenue market share at 50%, and to deliver 5-7% service revenue growth in 2008, as well as continue to deliver EBITDA growth, as it had in the past two quarters. The key growth drivers to the revenue and EBITDA are (1) higher penetration in upcountry areas (2) continued improving voice revenue from stable pricing environment (3) strong 15-20% growth in non-voice services and (4) higher contribution from IDD business. In 2007, the launch of IDD business contributed additional 1.3% of service revenue, and is expected to growth 40-50% y-o-y in FY08.

For the 2G capex budget of Bt16-17bn in 2008, AIS targets its network expansion to reach 14,500 base stations focusing on (1) continued expansion into rural area to differentiate coverage gap with competitors (2) transportation route such as new roads, expressway, Bangkok transit system, (3) new residential areas, business and industrial areas, and tourist attractions. Amortization in 2008 is expected to rise 10-12% y-o-y as the network asset is amortized over the shorter remaining period of concession life which expired in 2015.

Net interconnection revenue in FY08 is expected to decline to Bt1bn, due in part to the company's strategy to maximize revenue generation from outgoing minutes, as well as an attempt by other operators to reduce their net IC payment. The change in either incoming minutes or outgoing minutes may have drastic impact to the net IC amount.

■ FINANCIAL SUMMARY ■

Consolidated income statement

Unit: Bt. million	4Q07	4Q06	3Q07	% y-o-y	% q-o-q	2007	2006	% y-o-y
Service revenue excl. IC	20,112	18,317	19,079	9.8	5.4	78,280	76,053	2.9
IC revenue	16,530	n/a	n/a	n/a	n/a	16,530	n/a	n/a
Service revenue	36,642	18,317	19,079	100.0	92.1	94,810	76,053	24.7
Sales revenue	3,228	4,011	3,328	-19.5	-3.0	13,644	15,375	-11.3
Total revenue	39,870	22,328	22,407	78.6	77.9	108,454	91,428	18.6
Cost of service excl. IC	(6,326)	(5,675)	(6,239)	11.5	1.4	(24,387)	(23,139)	5.4
IC cost	(14,054)	n/a	n/a	n/a	n/a	(14,054)	n/a	n/a
Cost of service	(20,380)	(5,675)	(6,239)	259.1	226.6	(38,441)	(23,139)	66.1
Concession & excise tax	(5,412)	(4,550)	(4,627)	18.9	17.0	(19,691)	(18,754)	5.0
Cost of sales	(2,960)	(3,764)	(3,118)	-21.4	-5.1	(12,624)	(14,063)	-10.2
Total cost	(28,752)	(13,989)	(13,984)	105.5	105.6	(70,757)	(55,956)	26.5
Gross profit	11,118	8,340	8,423	33.3	32.0	37,697	35,473	6.3
SG&A	(3,382)	(3,424)	(2,959)	-1.2	14.3	(12,767)	(11,421)	11.8
Directors' remuneration	(4)	(2)	(2)	99.6	108.1	(10)	(8)	37.2
Operating profit	7,733	4,914	5,463	57.4	41.6	24,920	24,044	3.6
Interest expense	(427)	(511)	(428)	-16.4	-0.2	(1,721)	(1,538)	11.9
Other income	163	230	142	-29.1	14.8	662	1,015	-34.8
Exchange gain/(Loss)	(28)	16	(12)	-278.0	136.9	(56)	48	-218.0
EBT	7,441	4,648	5,165	60.1	44.1	23,804	23,568	1.0
Minority interest	22	32	8	-33.1	155.4	48	148	-67.3
Corporate tax	(2,330)	(1,493)	(1,661)	56.1	40.3	(7,562)	(7,460)	1.4
Net income	5,132	3,187	3,512	61.0	46.1	16,290	16,256	0.2

Revenue and cost breakdown

Service revenue excl. IC	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Basic voice								
GSM Advance	23.4%	22.6%	21.0%	21.3%	22.5%	22.5%	20.6%	18.5%
GSM 1800	1.6%	1.5%	1.3%	1.3%	1.0%	1.0%	0.9%	0.8%
Postpaid	25.0%	24.1%	22.3%	22.6%	23.5%	23.5%	21.5%	19.3%
Prepaid	59.7%	59.1%	60.4%	58.4%	56.3%	57.6%	59.1%	59.5%
Non-voice								
Postpaid	3.4%	3.7%	3.8%	4.2%	4.6%	4.3%	4.5%	4.8%
Prepaid	5.2%	6.2%	6.3%	6.2%	6.3%	6.2%	6.6%	6.9%
International roaming	4.4%	4.2%	4.2%	5.1%	5.2%	4.2%	4.4%	5.1%
Others (IDD, other fees)	2.3%	2.7%	3.0%	3.5%	4.1%	4.2%	3.9%	4.4%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sales revenue	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Handset	92.4%	92.1%	95.8%	93.0%	93.7%	93.4%	94.7%	95.2%
SIM	7.6%	7.9%	4.2%	7.0%	6.3%	6.6%	5.3%	4.8%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of service excl. IC	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Amortisation	71.5%	71.2%	67.4%	68.3%	67.3%	68.4%	68.7%	69.2%
Base station	7.9%	9.1%	9.1%	9.6%	9.6%	9.8%	9.3%	9.2%
Maintenance	8.6%	7.7%	8.8%	8.3%	8.0%	7.3%	7.8%	7.6%

Others	12.0%	12.0%	14.7%	13.8%	15.1%	14.5%	14.2%	14.0%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of sales	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Handsets	98.1%	97.7%	98.5%	97.6%	97.6%	97.1%	96.9%	97.6%
SIM	1.9%	2.3%	1.5%	2.4%	2.4%	2.9%	3.1%	2.4%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Consolidated balance sheet

Bt. million	2007	2006
Current Assets	20,586	22,893
Property and Equipment	8,561	7,797
Networks under Concession	78,527	81,096
Intangible asset	10,593	12,197
Defer tax asset	10,031	9,763
Others	644	555
Total Assets	128,942	134,301
ST loan from financial institution	3,492	1,000
Account Payable-trade	4,218	5,760
Current Portion of LT Debt	1,545	6,507
Current Portion of Concession	8,373	7,155
Long-term Debt	25,312	25,642
Other Liabilities	10,541	10,637
Total Liabilities	53,481	56,702
Total Equity	75,461	77,599

Key ratios

	4Q07	4Q06	3Q07	2007	2006
EBITDA (Bt. million)	12,698	9,305	10,199	43,684	42,284
EBITDA margin	31.8%	41.7%	45.5%	40.3%	46.2%
Interest coverage (x)	18.1	9.6	12.8	14.5	15.6
DSCR (x)	5.3	2.7	2.6	4.5	3.3
Net debt / EBITDA (x)	0.43	0.55	0.64	0.50	0.48
Net debt / Equity (%)	29%	26%	37%	29%	26%
Interest-bearing debt to Equity (x)	0.40	0.43	0.48	0.40	0.43
Total liabilities to Equity (x)	0.71	0.73	0.80	0.71	0.73
Free cash flow to EV (%)	8.9%	0.3%	6.6%	6.8%	4.8%

■ OPERATIONAL DATA ■

Subscribers	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
GSM Advance	1,790,700	1,797,100	1,868,200	2,143,700	2,534,700	2,566,300	2,349,300	2,203,500
GSM 1800	127,300	114,800	105,400	98,700	92,000	86,800	82,600	82,400
Postpaid	1,918,000	1,911,900	1,973,600	2,242,400	2,626,700	2,653,100	2,431,900	2,285,900
Prepaid	14,715,900	15,406,000	15,749,500	17,279,100	18,462,600	20,038,300	20,772,500	21,819,500
Total subscribers	16,633,900	17,317,900	17,723,100	19,521,500	21,089,300	22,691,400	23,204,400	24,105,400

Net additions	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Postpaid	-81,700	-6,100	61,700	268,800	384,300	26,400	-221,200	-146,000
Prepaid	306,700	690,100	343,500	1,529,600	1,183,500	1,575,700	734,200	1,047,000
Total net additions	225,000	684,000	405,200	1,798,400	1,567,800	1,602,100	513,000	901,000

Churn rate (%)	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Postpaid	1.1%	1.1%	0.9%	1.0%	2.5%	3.9%	4.8%	4.7%
Prepaid	2.8%	2.8%	3.2%	2.7%	2.9%	2.7%	3.9%	3.9%
Blended	2.6%	2.6%	2.9%	2.5%	2.9%	2.9%	4.0%	4.0%

Subscriber market share	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Postpaid	43%	41%	41%	43%	44%	44%	42%	n/a
Prepaid	53%	52%	50%	50%	50%	49%	47%	n/a
Total	52%	51%	48%	49%	49%	48%	46%	n/a

Disclosure of this definition of ARPU will be discontinued from 1Q08 onward

*ARPU (Bt: net voice + vas)	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Postpaid	1,028	892	809	776	751	689	650	685
Prepaid	316	266	258	239	227	217	205	209
Blended	400	337	319	300	290	274	254	256

*new ARPU excl. IC (Bt: net all-in)	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
GSM Advance	1,104	964	876	845	811	741	696	744
GSM 1800	907	815	805	806	781	773	760	739
Postpaid	1,091	955	872	843	809	742	698	743
Prepaid	340	286	277	262	249	234	222	227
Blended	429	362	343	328	317	295	274	279

*new ARPU incl. net IC (Bt: net all-in)	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
GSM Advance	n/a	n/a	n/a	n/a	788	708	665	696
GSM 1800	n/a	n/a	n/a	n/a	781	773	760	739
Postpaid	n/a	n/a	n/a	n/a	787	710	668	698
Prepaid	n/a	n/a	n/a	n/a	263	258	233	238
Blended	n/a	n/a	n/a	n/a	326	312	282	283

MOU (minutes: outgoing only)	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
GSM Advance	476	521	559	550	587	504	511	573
GSM 1800	495	418	418	426	412	416	422	426
Postpaid	477	515	551	544	580	501	507	568
Prepaid	203	303	229	214	228	218	224	239
Blended	235	327	265	251	270	252	256	271

Traffic	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
% outgoing to total minute	n/a	n/a	n/a	n/a	46%	47%	48%	48%
% on-net to total outgoing minute	n/a	n/a	n/a	n/a	56%	63%	68%	70%

* From 1Q08 onward, disclosure of ARPU will be based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" will be discontinued.

■ QUARTERLY REVIEW OF TARIFF PLANS ■

Prepaid plans for new subscription

Aow Pai Leoy Bt3, 0.50/min	▪ Bt3 for the first minute, Bt0.50/minute thereafter ▪ Call 1 AIS number at Bt0.25/minute
Sawasdee North East	▪ Call made in northeast area: Bt1/minute ▪ Call made outside of northeast area: Bt2/minute on-net, Bt4/minute off-net ▪ Cost of SIM: Bt110, 1-year validity
Sawasdee SIM Mae Yok	▪ Tariff rate: Bt2 per minute to all networks ▪ Cost of SIM: Bt50, Validity: Bt100 for 30 days
SIM Fifty	▪ Bt3 for the first minute, Bt1/minute thereafter ▪ Cost of SIM: Bt50
SIM Fifty North	▪ Call made in northern area: Bt2 for the first minute, Bt1/minute thereafter ▪ Call made outside of northern area: Bt3 for the first minute, Bt1/minute thereafter
Mini SIM	▪ Bt1.50 to all networks ▪ Cost of SIM: Bt20 * Remark: Mini SIM is offered for limited amounts and to selected subscribers only

Prepaid plans for existing subscribers

Flexi	▪ Call more than 3 minutes, Tariff: Bt5 for the first minute, Bt0.25/minute thereafter ▪ Call less than 3 minutes, Tariff: Bt3 for the first minute, Bt1/minute thereafter
Short Call	▪ Bt3 for the first minute, Bt1/minute thereafter
Long Call	▪ Bt5 for the first minute, Bt0.25/minute thereafter
Day Call	▪ Bt199/month for unlimited on-net between 5am-5pm ▪ 5pm-5am & Off-net: Bt3 for the first minute, Bt1/minute thereafter
Night Call	▪ Bt159/month for unlimited on-net between 10pm-10am ▪ 10am-10pm& off-net: Bt3 for the first minute, Bt1/minute thereafter
SMS Lover	▪ Bt99/month for 500 SMS ▪ Call charge: Bt3 for the first minute, Bt1/minute thereafter
Sawasdee Unn Unn	▪ On-net Bt2/minute, Off-net Bt4/minute ▪ 1-year validity when top up at any value

Postpaid plans for new subscription

GSM 99/month	▪ Month 1-6 @ Bt1/min on-net (max Bt5/hour), Bt2/min off-net (max Bt10/hour) ▪ Month 7-12 @ Bt1/min on-net, Bt2/min off-net
GSM buffet 159/month	▪ On-net: 5am-5pm unlimited, 5pm-5am Bt2 for the first minute, Bt1/minute thereafter ▪ Off-net: Bt2 for the first minute, Bt1/minute

Postpaid plans for existing subscribers

GSM buffet 299/month	▪ On-net: 11pm-5pm unlimited, 5pm-11pm Bt2 for the first minute, Bt1/minute ▪ Off-net: Bt2 for the first minute, Bt1/minute
GSM Night Call 299/month	▪ 11pm-5pm: Bt2 for the first minute, Bt0.50/minute thereafter to all networks ▪ 5pm-11pm: Free call any network 30 minutes/day, exceed 30 minutes tariff: Bt2 for the first minute, Bt0.50/minute
GSM Ta-Luang package	▪ Bt300/month @Bt2 for the first minute, then Bt1/minute, Free call 10 minutes/day ▪ Bt600/month @Bt2 for the first minute, then Bt1/minute, Free call 25 minutes/day ▪ Bt900/month @Bt2 for the first minute, then Bt1/minute, Free call 40 minutes/day

■ CHANGE OF DEFINITION ■

In accordance with the international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenue and maintain the conservative approach of recognizing revenue on the net basis. The revenue items included in the calculation of ARPU figures are based on consolidated revenue according to the Thai accounting standard. The changes of ARPU definition are outlined accordingly.

ARPU

	Old ARPU (voice + value-added service)	New ARPU (All-in)
Definition	Consolidated revenue from voice and value-added services divided by average of subscribers at the beginning and ending period. = Voice revenue + VAS revenue (beg.sub + end.sub) / 2	Consolidated service revenue excluding international call revenue from AIN divided by average of subscribers at the beginning and ending period. = Service revenue excluding AIN revenue (beg.sub + end.sub) / 2
Revenue composition	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☐ International roaming ☐ International call via CAT, TOT ☐ International call via AIN (AIS subsidiary) ☐ Others All categories are net of third-party sharing and commission	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU will be based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" will be discontinued.

■ Glossary of terms and definitions ■

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
New all-in ARPU excl. IC	Consolidated service revenue excluding international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
New all-in ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; excluding call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation on property and equipment, amortization of assets under concession, amortization of computer software, amortization of concession right, goodwill, and allowance for impairment as a percentage to total revenue
Interest Coverage	Interest expense for the period divided by operating profit for the period
DSCR	Debt service coverage ratio calculated EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-tem and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-tem and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-tem and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)

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Disclaimer

"Some statements made in this presentation are forward-looking statements, which are subject to various risks and uncertainties. These include statements with respect to our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "may" , "will" , "expect" , "anticipate", "intend" , "estimate" , "continue"

"plan" or other similar words. The statements are based on our management's assumptions and beliefs in light of the information currently available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

END